YNG:TS
YNG

Yukon-Nevada Gold Corp.

"Miners With Good Character"

2007 ANNUAL REPORT

Company Profile

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, exploring, developing and operating ore deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company’s focus for growth has been on the acquisition of late stage development and operating properties with gold as the primary target.

Continued growth will occur by increasing production from the Company’s existing Jerritt Canyon mines, the SSX and the Smith, by initiating production at Ketza River in the Yukon and at Starvation canyon in Nevada and by further acquisitions.

This growth strategy has now been augmented by the formation of a joint venture to carry out early stage exploration on new acquisitions. An agreement has been completed between YNG and Northwest Non-Ferrous International Investment Company Limited (“NWI”), a Chinese investment company 100% owned by North-West Mining and Geological Exploration Bureau for Non-Ferrous Metals (“NWME”), in turn owned 100% by the Chinese government. This agreement resulted in the formation of a new Canadian company, Yukon-Shaanxi Mining Company Inc., which will explore for and develop mineral resources in the Yukon Territory, Canada and provides a valued addition to our abilities. It means that the Company will now have the opportunity to access the experience and skills that will allow for the exploration for molybdenum, titanium, rare earth metals, aluminum, lead, zinc, gold, silver, uranium, copper and vanadium.

Chairman’s Letter to Shareholders	01
President’s Letter to Shareholders	02
Operations Overview	04
Corporate Responsibility	11
Reserve & Resources	12
Board of Directors & Corporate Officers	14
Management’s Discussion & Analysis	17
Financial Statements	33
Corporate Directory	65

Chairman’s Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS,

In addition to a name change for your Company 2007 was another significant year of achievements and progress at Yukon – Nevada Gold Corp.

The year saw your Company continue to focus on development of existing resource properties such as Ketza River and Silver Valley with resultant significant increase in mineral grades and major progress towards the completion of a pre feasibility study to a likely majority open pit mine development.

In addition, your company’s management and your Board have continued to execute the corporate strategy of growth through the acquisitions of quality late stage or producing properties. The key success of this strategy for 2007 was the acquisition of Queenstake Resources Ltd. on June 20th. In six (6) short months your company’s management team, lead by our President & CEO Graham Dickson, has taken this operation to the position of a significant cash contributor for the company.

I encourage you to read the Management’s Discussion and Analysis accompanying your Company’s financial statements for the year ended December 31, 2007 for more details.

Your company’s Board of Directors has been very active this past year both at the board and committee levels including meetings in the Yukon and Nevada (as is evidenced by the picture of the Board and senior management preparing to go underground at Jerritt Canyon, see left).

In addition, your Board of Directors continues to be focused on ensuring the Company had in place a rigorous corporate governance structure and practices to guide the Board and Management in conducting the affairs of the Company. A copy of the Corporate Governance Manual along with the terms of reference of the Board, Board Committees, and Executive Management is available on the Company’s website www.yukon-nevadagold.com.

The Board continues to be very supportive of your President & CEO, Graham Dickson, and the team he has assembled to execute the company’s strategies. As you will see in his report to you much has been achieved and we have great expectations for the future.

On behalf of the entire Board thank you for the confidence you have demonstrated in your Company.

Sincerely

E. Lynn Patterson
Chairman

Yukon-Nevada Gold Corp. 2007 Annual Report         01

President’s Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS,

Yukon-Nevada Gold Corp. (“YNG” or the “Company”) has had a successful and exciting year in several areas of endeavour in 2007. With the merger of Queenstake Resources Ltd. we immediately became a producer, acquiring a strategic asset, Jerritt Canyon, significantly undervalued by the market. We advanced the Ketza River Mine project to the stage where a prefeasibility study is in the last stages of completion. We continue to examine many opportunities to move forward with our strategic plan for the expansion of the Company.

YNG has gradually increased its liquidity on both the Toronto and Frankfurt exchanges throughout the year, based mostly on our exploration successes at both the Ketza River property in the Yukon Territory and at Jerritt Canyon in the state of Nevada. The Ketza River Manto and Shamrock deposits continue to show all the signs of becoming world class deposits in their own right. Both deposits are 100% owned by YNG with no royalty, giving the Company the full benefit from advancements on both of these projects. The Company is expecting to add to its gold production by achieving production from the Manto deposit in late 2010. Starvation Canyon is expected to further add to our level of production when it comes on stream also in 2010.

The Jerritt Canyon mill is a strategic acquisition for the Company’s future growth for several reasons. It is one of only a few roaster facilities in an area where roasting capacity is in short supply; it has a highly skilled workforce in the areas of operations and exploration and its technical department is the equal of any. With the recent addition of a Vice President of Mining to activate its hidden potential this workforce will provide much of the management required to fuel the Company’s expansion.

Ketza River is located within the Kaska First Nations Traditional Territory, and we have initiated the permitting process involving the Kaska First Nation, as well as the Yukon Territorial and Canadian Federal authorities. This permitting process, which takes place under the auspices of the Yukon Environment and Socio-Economic Assessment Act (YESAA), will ensure that the mine, as it is developed, minimizes environmental impacts and brings positive economic and social benefits to the Kaska communities of Ross River and Liard as well as to the Faro community. The first public consultations with the affected communities occurred in February 2007 and indicated that wide support for the start up of the Ketza River mine exists in these communities. In January 2008 we again received positive feedback on our performance under the Memorandum of Understanding (MOU), from the Ross River Dena Council, one of the Kaska First Nations.

Yukon-Nevada Gold Corp. is determined to take its environmental stewardship role very seriously and will always operate to the highest standards. During 2007, YNG again expended considerable time, funds and energy on environmental clean up and remediation at the Ketza River property. This work was directed at historical mining activities by previous owners. The appointment of an Environmental Manager, and his subsequent input to assure that the Company’s activities met the highest environmental standards, resulted in two outstanding achievements in this area in 2007. The Company won the Robert E. Leckie award for outstanding excellence in the area of reclamation practices. An award presented annually by the Yukon Government. We were also presented with a painting, acrylic on canvas, of the Ketza River mine site, by the Chief of the Ross River Dena, Chief Jack Caesar in appreciation of our reclamation practices at Ketza River.

Chief Jack Caesar says “Thanks” in his own way.

02               Yukon-Nevada Gold Corp. 2007 Annual Report

President’s Letter to Shareholders

Although one of our objectives is to become a growing producer from our existing portfolio of assets, we continued to identify new opportunities to acquire quality assets in low-political risk jurisdictions where our expert team of explorers, developers, operators and financiers can add value for our shareholders and for the communities in which we work. To this end we have acquired the Silver Valley property and completed the merger with Queenstake Resources Ltd.

In this past year, we have taken steps to strengthen our policies on corporate governance and our internal control environment in line with the US Sarbanes-Oxley regulations. Although YNG is not yet required to adopt some of the Sarbanes-Oxley rules, we are dedicated to implementing those procedures and controls early and setting for ourselves the highest standards. Good governance extends beyond regulatory compliance. Governance is about building and maintaining trust. We want our stakeholders to know what we are doing, to contribute their input and to trust the results we report back to them. In this regard I would like to thank the Chairman and the Board of Directors for their valuable advice and input throughout the year of 2007.

Minister Kenyon brings together NWME & YNG.

We are committed to continue improving our sustainable business practices and reporting. Sustainability is about balancing the interests of multiple stakeholders and finding opportunities for all to benefit long term. It begins with ensuring a strong and profitable business, engaging in open and active consultation and investing in company- and community-based initiatives that build capacity and self-sufficiency. It is a superior way of doing business and it links us to a sustainable future.

During the year we signed a 50:50 joint venture agreement with a Chinese company, North-West Mining and Geological Exploration Bureau for Non-Ferrous Metals (NWME). NWME is 100% owned by the Chinese government and the joint venture will be focussed on early stage exploration for non-ferrous metals in the Yukon. We feel this is a significant item of business for both YNG and for the Yukon. The Yukon government was instrumental in helping foster this agreement and recognises the potential that it offers.

I would like to take this opportunity to thank our shareholders for their continued support. I would also like to personally thank all of our hard working and dedicated employees, consultants, geologists and contractors, whose efforts have made this successful year possible. We look forward to the continuing challenge of increasing shareholder value as YNG works towards becoming a more profitable producing gold company.

On behalf of the Board of Directors,
Yukon-Nevada Gold Corp.

Graham C. Dickson
President and CEO

Yukon-Nevada Gold Corp. 2007 Annual Report         03

Operations Overview

All North American Gold Producing Company

Ketza River, Yukon
Silver Valley, Yukon
Wolf, Yukon
Money, Yukon
Bay, Yukon
Whitehorse
CANADA
UNITED STATES
Jerritt Canyon, Nevada
Elko
Silver Bar, Arizona
Shamrock Zone
KETZA RIVER
Manto Zone
SILVER VALLEY
Property area approximately 102 sq km
Property area approximately 24 sq km
Mill & Administration
Murray
Steer
SSX
Smith
Starvation Canyon
Property area approximately 119 sq mi
N

Operations Overview

Yukon-Nevada Gold Corp. is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. The Company is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

There is a shortage of skilled labor in the industry at the present time, and the need to address this concern is a constant for both our production and exploration activities. The corporate culture at Jerritt Canyon has historically acted as a buffer against this shortage and we continue to promote activities and attitudes that enhance this effect. The safety of our workforce continues to be an important focus of senior management, operational management and the workforce as a whole. Compliance with environmental regulations and regulatory authorities is seen as key to the way the Company intends to carry out its business.

Grinding out a profit.

JERRITT CANYON PRODUCTION

During the year and to the present time the following important developments occurred at the Jerritt Canyon mine site:

  Gold was produced at a cash cost of $416 per ounce for the six months of operation

  The mill was shut down in late February for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years

  The mines underwent a sustained program of safety, care and maintenance for similar reasons

  Key operational management personnel were replaced and a new operational structure initiated

  Key safety, environmental and operational personnel were empowered

  Installation and run in of the new bull gear on the ball mill was completed

  Successful stack testing for mercury emissions was completed on the roasting facility

Yukon-Nevada Gold Corp. 2007 Annual Report         05

Operations Overview

  Planning for increased drying capacity is ongoing

  Planning for increased dry grinding capacity is ongoing

  Weather protection of the ore storage areas is being completed

The new bull gear has allowed greater tonnages to be processed during the third and fourth quarters. The full capacity of the ball mill, 4,500 tons per day will be utilized once the upgraded operating permits are in hand. The stack testing recently completed allows the roasters to operate at a rate of 4,100 tons per day.

It is intended to combine the drying and dry grinding circuits and to this end a double rotator grinding mill is presently being sourced. The acquisition and installation of such a circuit will reduce propane consumption and allow for a more efficient use of labor in these areas.

Although increased tonnages and reductions in manpower allowed costs in the third and fourth quarters to be reduced, the effects of the near mine exploration and increased underground development are not expected to have a significant impact on the bottom line for at least another twelve months.

Custom milling of ores averaged 55,000 tons per month during the six months of operation of the mill and helped reduce the unit costs through the facility. A more stringent analysis of the costs of this side of our business will be undertaken to ensure that it contributes enough to the bottom line for the Company to continue with it as a viable business unit.

JERRITT CANYON EXPLORATION

During the year, $7.23M was spent on exploration in the Jerritt Canyon district. About half of this amount was spent on exploration within and adjacent to existing ore bodies and the remainder on exploration for new ore bodies. Four surface reverse circulation drill rigs and one surface diamond drill rig were active on the property during the year. Approximately 20,000 meters were drilled in Q3 & Q4 2007 on the Jerritt Canyon property. Near-mine exploration focused on additions to the Smith-Mahala ore bodies; encouraging results were reported in Yukon-Nevada Gold News Release dated September 24, 2007. Further encouraging results were reported from drilling in the greater Mahala area where exploration efforts are seeking to identify possible new ore bodies between the Smith and SSX Mines.

Smith Mine 2007 Drilling Update

Drilling with underground diamond drills (core) and reverse circulation (RC) has continued to extend resources within the Smith / Mahala Mine. From August to December 2007, 29 resource-conversion holes (including both RC and core) were completed totaling 7,257 feet (2,212 meters).

06               Yukon-Nevada Gold Corp. 2007 Annual Report

Operations Overview

Zone 7 - West Dash

Earlier in the year, a new zone of high grade mineralization was discovered by development drifting directly south of the main ore-zones in West Dash (first reported in August 7, 2007 YNG New Release). Subsequent mapping and drilling defined the mid-level and down-dip portions of the moderately inclined, N-S trending tabular zone. However, the upper extent was still unknown. To outline the upper portion, nine new RC holes were drilled with five of the holes encountering ore-grade mineralization over mineable widths. Drifting has been initiated on this zone with mined grades routinely exceeding 0.5 ounces of gold per ton (opt) or 17.14 grams of gold per tonne (g/T).

SSX Mine 2007 Drilling Update

Drilling with underground diamond drills (core) and reverse circulation (RC) has continued to extend and identify new resources within the SSX – Steer Mine Complex. From January 1 to November 30, 405 resource conversion holes (including both RC and core) were drilled totaling 69,547 feet (21,198 meters).

All intercepts reported are outside the resource boundaries as estimated at year-end 2006 and therefore represent additions to mineralization.

Zone 7 Steer Resource

Early in the year several RC holes were drilled into an inferred resource in the hanging wall of the Husky Fault. Mineralization was encountered at the contact between units 3 and 4 of the Hanson Creek Formation. Highlights of intercepts included Z70590 with 70 feet (21.3 meters) of 0.210 ounces of gold per ton (opt) or 7.20 grams of gold per tonne (gpt), Z70591 with 45 feet (13.7 meters) of 0.303 opt (10.38 gpt), Z70593 with 55 feet (16.8 meters) of 0.288 opt (9.87 gpt) and Z70594 45 feet (13.7 meters) of 0.243 opt (8.33 gpt). Follow up core drilling was done in the late summer and resulted in additional intercepts including SR-134 with 47.5 feet (14.5 meters) of 0.281 opt (9.63 gpt) and SR-135 with 69 feet (21 meters) of 0.213 opt (7.30 gpt). This is immediately below an area that has been actively mined over the last couple of years.

Zone 5

During the summer several exploration holes were drilled from the 7166 Ramp in Zone 5 to test for possible extensions of known mineralization. One of these RC holes, Z53987, hit 35 feet (10.7 meters) of 0.735 opt (25.19 gpt). The hole bottomed in 0.500 opt (17.14 gpt) rock. Follow up drilling core resulted in SR-142 hitting 42 feet (12.8 meters) of 0.513 opt (17.58 gpt). These relatively flat holes will be followed up with additional underground core and surface RC holes to determine the thickness of the mineralization.

Drifting to establish a secondary escape to the Saval 3 pit encountered several feet of mineralization in a basalt dike. This mineralization was tested with underground RC drilling from the 6942 Ramp. Significant results included Z54257 with 45 feet (13.7 meters) of 0.691 opt (23.68 gpt), Z54258 with 35 feet (10.7 meters) of 0.446 opt (15.28 gpt), and Z54259 with 35 feet (10.7 meters) of 0.664 opt (22.76 gpt). Additional core drilling from underground is underway to determine the extent of this mineralization.

Core drilling on the 7045 level in Zone 5 successfully extended the dike hosted mineralization an additional 40 feet (12.2 meters) to the east. Here, SR-143 intercepted 18 feet (5.5 meters) of 0.351 opt (12.03 gpt).

Yukon-Nevada Gold Corp. 2007 Annual Report         07

Operations Overview

KETZA RIVER DEVELOPMENT

Ketza River is currently transitioning from an exploration project to feasibility and, therefore, the current resource estimate has focused on establishing higher grade resource shapes that can form the basis for eventual mineable reserves. As a result, mineralization that is not deemed to have a reasonable expectation of being eventually mineable has been excluded from the current resource. A cutoff grade of 1.0 gpt has been used for shapes that are believed to be amenable to eventual open-pit mining (see note) while a cut-off of 3.0 gpt has been applied to resource shapes that would have to be mined from underground. In addition, most gold mineralization has been tightly constrained geologically using structural and stratigraphic features established by mining records and 3-dimensional geologic analysis; the nature of these geologic constraints, has to a great extent, been the result of work carried out on the property during the last year.

Compared to the last reported resource estimates for Ketza River (2004, 2005), the current measured and indicated resource estimate represents a decrease of about 110,000 ounces of gold from a previously estimated 756,700 ounces but, more significantly, at a much higher grade (4.93 gpt compared to the previous 2.76 gpt). The measured component of the resource is currently at 6.40 gpt compared to a previous 3.54 gpt.

2007 Ketza River Project Exploration Drilling Locations

KETZA RIVER EXPLORATION

Exploration at the Ketza River Project in 2007 included nearly 50 kilometers of diamond drilling in 360 holes, ground geophysical surveys, an airborne geophysical survey, increasing the land position by 263 quartz mining claims and increasing our topographic mapping by 144 square kilometers.

Manto Zone

Drilling
A total of 213 holes were completed in the Manto Zone, for 59% of the drilling. Ten targets were explored, with the bulk of the drilling located in the Penguin and Hoodoo Zones.

Penguin
The mineralization has been shown to have a moderately-dipping structurally-controlled zone and a shallow dipping manto-type zone. The mineralization essentially extends to the surface.

Hoodoo
Drilling has identified several tabular zones of oxide mineralization on the steep south-facing side of Peel Ridge. The mineralization remains open to the northeast.

Peel
Some infill and step out drilling was conducted in 2007. Portions of the mantos still are open, and will be drilled in 2008.

08               Yukon-Nevada Gold Corp. 2007 Annual Report

Operations Overview

Magnetic Survey
A ground magnetic survey was conducted from the Flint Zone northeast to Shamrock. This survey covered parts of the Lab, Hoodoo and Peel manto zones.

Gravity Survey
A gravity survey was conducted from the Flint Zone northeast into the Shamrock target. The results showed several gravity highs, indicating possible sulfide zones. Most of these features remain to be drilled.

2007 Ketza River Exploration Drilling By Target

Shamrock Zone

Drilling
A total of 89 holes were drilled in the Shamrock Zone, constituting 25% of the year’s drilling. Three targets were explored, with the QB and Gully Vein areas receiving most of the work.

QB
Drilling in 2007 focused on extending the edges of the southeast-dipping tabular zone of mineralization.

Gully Vein
The vein has been demonstrated to strike N20W and dip 50 degrees to the southwest. It has been tested over a vertical distance of 120 meters and along strike for 500 meters. The vein is open at depth and along strike.

Soil Sampling
The western portion of Shamrock was covered with a 50-meter grid of soil samples. A total of 895 samples were collected over new areas and as infill between widely-spaced older lines. Several new gold anomalies were identified.

Magnetic Survey
The top and southern flank of Shamrock was covered by a ground magnetic survey, with a 50 meter station spacing. The survey identified many discrete magnetic targets, most of which remain to be explored. The data also provided definition to the Gully Vein and helped identify the adjacent Vertical Vein, to be explored in 2008.

Gravity Survey
A 50 meter spaced gravity survey covered the southern side of Shamrock, in the vicinity of the Gully Vein. The results showed some gravity highs, suggestive of strong sulfide mineralization, but this method was less useful than it was in the manto targets.

The sun is about to rise on Ketza River.

Yukon-Nevada Gold Corp. 2007 Annual Report         09

Operations Overview

Silver Valley

Drilling

K18-B Vein
A total of 58 holes were drilled across the vein, with approximately 10 meter pierce points. The vein has been drilled to a depth of 120 meters below the surface and for 120 meters along its strike. The top third of the vein remains to be drilled, pending specialized drilling tools, and the vein is open along strike to the south.

Airborne Geophysics
The Silver Valley claim block was flown for a draped magnetic-resistivity-EM survey, on a 100 meter line spacing. The survey yielded many targets to explore in 2008.

Ground E-M Surveys
Soil anomalies were followed up by two ground E-M geophysical grids, at the K-18B Vein and the Silver Rain target. Results are pending.

K18-B Silver Valley Vein System - Looking North

ENviRONMENT

Yukon-Nevada Gold Corp. has a policy of working with environmental agencies as closely as possible to ensure compliance with the ever-changing environmental regulations as well as working collaboratively with government agencies to the same end.

The Company maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and actively participated with the Nevada Division of Environmental Protection and others in the development of new regulations regarding mercury air emission controls.

Reclamation projects are scheduled annually and are completed concurrently with the completion of mining activities at Jerritt Canyon. To date over 1,500 acres of mined lands have been reclaimed.

Yukon-Nevada Gold Corp. received the prestigious Robert E. Leckie Award for Outstanding Quartz (hard rock) Reclamation Practices in November 2007 for its ongoing reclamation efforts at the Ketza River mine site in the Yukon Territory reflecting the vigorous clean up program on this previously abandoned site (right).

10               Yukon-Nevada Gold Corp. 2007 Annual Report

Corporate Responsibility

Yukon-Nevada Gold Corp.’s commitment is to add value to the communities in which it operates. The Company will do this by recognising and committing to sustainable mining, to the protection and enhancement of human life, and to the protection and conservation of the environment.

The Company’s objective is to provide increased value to its shareholders while creating wealth for all stakeholders through the fulfillment of its social responsibilities.

To the above ends the Company will:

  Apply best industry practices to all its operations

  Respect the social, economic and cultural rights of local and indigenous people

  Provide the resources to meet its social objectives

  Ensuring that the maximum benefit from its mining operations is achieved by the local communities

  Train locally for the future workforce

  Communicate with its stakeholders and shareholders in an accurate, transparent and open manner

  Adopt policies, standards and operating practices that ensure compliance with its objectives

The need for the Company to contribute in many ways to society is recognised and in this regard the Company sponsored the Canada Winter Games held in the Yukon in February 2007 and the Yukon Quest held in February 2008. In Nevada the Company contributes to the local community by its participation in the funding of high school sports and Little League.

Chairman E. Lynn Patterson receives Robert E. Leckie Award
from Minister Lang of Energy, Mines and Resources, Yukon
Government.

Yukon-Nevada Gold Corp. 2007 Annual Report        11

Reserves & Resources

Reserve Grade up
78% from 2006

JERRITT CANYON

SUMMARY OF RESERVES - DECEMBER 2007

	PROVEN			PROBABLE			PROVEN & PROBABLE
	K Tons	Oz / st	K Oz	K Tons	Oz / st	K Oz	K Tons	Oz / st	K Oz
Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	-	-	-	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	-	-	-	32.6	0.227	7.4	32.6	0.226	7.4
Subtotal	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7
Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6
TOTAL GOLD
RESERVES	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3

SUMMARY OF RESOURCES - DECEMBER 2007
	MEASURED			INDICATED			INFERRED
	K Tons	Oz / st	K Oz	K Tons	Oz / st	K Oz	K Tons	Oz / st	K Oz
Murray	156	0.310	48	27	0.269	7	90	0.228	21
Murray Zone 9	-	-	-	211	0.277	58	62	0.209	13
SSX/Steer	1,815	0.255	462	746	0.269	201	959	0.236	227
Smith	588	0.303	178	649	0.256	166	534	0.221	118
Smith East	19	0.441	8	1,044	0.284	297	125	0.280	35
Saval	12	0.227	3	367	0.253	93	107	0.206	22
Starvation	-	-	-	697	0.287	200	25	0.252	6
Wright Window	-	-	-	98	0.156	15	19	0.229	4
Pit Resources:
Burns Basin Pit	-	-	-	30	0.134	4	-	-	-
California Mtn. Pit	-	-	-	8	0.115	1	-	-	-
Coyote Zone 10 Pit	-	-	-	-	-	-	20	0.104	2
Pie Creek Pit	-	-	-	190	0.157	30	28	0.142	4
Road Canyon Pit	-	-	-	149	0.143	21	74	0.131	10
Mill Creek	-	-	-	78	0.124	10	-	-	-
U/G Resources :
Burns Basin	-	-	-	31	0.194	6	51	0.228	12
California Mtn.	-	-	-	32	0.377	12	9	0.330	3
Coyote Zone 10	-	-	-	45	0.212	10	3	0.184	0
MCE	-	-	-	4	0.201	1	8	0.189	1
Waterpipe II	-	-	-	-	-	-	37	0.206	8
West Mahala	-	-	-	197	0.218	43	130	0.206	27
Winters Creek	-	-	-	149	0.218	32	37	0.199	7
Subtotal	2,590	0.270	700	4,753	0.254	1,207	2,320	0.224	520
Stockpiles	36	0.173	6	818	0.059	48	-	-	-
TOTAL GOLD RESOURCES	2,626	0.269	706	5,571	0.225	1,255	2,320	0.224	520

The 2007 year-end reserve estimate was calculated using a gold price of $580 per ounce, reflecting a three-year average gold price.

Jerritt Canyon resources and reserves were calculated by Messrs. Donald Colli and Robert (Chip) Todd, Manager of Mine Geology and Manager of Technical Services, respectively, under the supervision of Yukon-Nevada Gold’s Executive Vice President - Exploration, Dorian L. (Dusty) Nicol. These individuals are qualified persons as defined by N.I. 43-101. The work has been reviewed and approved by Leah Mach and Landy Stinnet of SRK Consulting (US), Inc. who are the qualified persons for purposes of this report. SRK Consulting (US), Inc. has prepared a 43-101 Technical Report which includes these results; this full report is available on our website www.yukon-nevadagold.com and SEDAR, www.sedar.com.

12               Yukon-Nevada Gold Corp. 2007 Annual Report

Reserves & Resources

KETZA RIVER MANTO ZONE

SUMMARY OF RESOURCES - DECEMBER 2007

	MEASURED			INDICATED			INFERRED
	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz
Pit Resources (1 gpt cutoff)
Peel-Break	303.2	7.17	69.8	1,878.6	5.14	310.6	298.1	2.79	26.7
Penguin-Lab-Hoodoo	205.2	7.70	50.8	567.7	3.56	65.0	188.1	2.33	14.1
Shamrock (Gully-QB-3m)	182.5	3.65	21.4	519.6	3.58	59.8	229.7	2.83	20.9
Tarn	-	-	-	54.6	4.26	7.5	46.3	2.20	3.3
Subtotal	690.9	6.39	142.0	3,020.5	4.56	442.9	762.2	2.65	65.0
U/G Resources (3 gpt cutoff)
Peel-Break	2.0	4.34	0.3	98.9	5.73	18.2	27.6	3.72	3.3
Penguin-Lab-Hoodoo	18.5	6.78	4.0	70.7	5.05	11.5	59.9	4.14	8.0
Shamrock (Gully-QB-3m)	0.8	3.78	0.1	175.8	4.74	26.8	225.9	5.03	36.5
Tarn	-	-	-	3.6	4.92	0.6	-	-	-
Subtotal	21.3	6.43	4.4	349.0	5.09	57.1	313.4	4.74	47.8
TOTAL GOLd RESOURCES	712.2	6.40	146.5	3,369.5	4.61	499.9	1,075.6	3.26	112.8

A cut-off grade of 1.0 gpt has been used for shapes that are believed to be amenable to eventual open-pit mining (see note) while a cut-off of 3.0 gpt has been applied to resource shapes that would have to be mined from underground. In addition, most gold mineralization has been tightly constrained geologically using structural and stratigraphic features established by mining records and 3-dimensional geologic analysis; the nature of these geologic constraints, has to a great extent, been the result of work carried out on the property during the last year.

This resource estimate was prepared by Yukon-Nevada Gold geologic staff and Russ White of SRK under the supervision of the Company’s Executive Vice President -- Exploration, Dorian L. (Dusty) Nicol, who is a qualified person under N.I. 43-101. This estimate has been reviewed and approved by Russ White of SRK who is the qualified person. SRK Consulting (US), Inc. has prepared a 43-101 Technical Report which includes these results; this full report is available on our website www.yukon-nevadagold.com and SEDAR, www.sedar.com.

Note: In order to establish potential surface mineability, pit shells were created using a Lerchs-Grossmann algorithm at $1,000 USD per ounce gold price and basic cost and recovery criteria as recommended by SRK Consulting (US), Inc. which include $12/tonne process costs, $2.82/tonne mining costs, 85% metallurgical recovery, and 45 degree pit slopes.

Cautionary Note to U.S. investors concerning estimates of Measured, indicated and inferred Resources

This document uses the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This document also uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Mineral Reserve Terminology: Canadian and U.S. Differences

The Company is organized under the laws of the British Columbia, Canada. The mineral reserves and resources described in this Annual Report are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in the United States SEC Industry Guide 7.

Yukon-Nevada Gold Corp. 2007 Annual Report        13

Board of Directors & Corporate Officers

BOARD OF DIRECTORS

E. Lynn Patterson
Director and Chairman

Mr.. E. Lynn Patterson joined the Board of YNG on April 17, 2005 and was elected Chair of the Board of Directors the same day. Lynn is the retired President & COO of B. C. Tel & B. C. Telecom (now Telus). He has an extensive experience in corporate governance and startup of new business ventures and large capital intensive programs. He was past chairman of Telecom Leasing Canada Ltd., Canadian Telephone & Supplies Inc., B. C. Cellular (now Telus Mobility), Viscount Industries, CANAC/ Microtel (a joint venture between CN Rail and Micotel to replace the DEW Line with the EARLY NORTH WARNING system for NORAD), Stentor Inc. (a consortium of the major telephone companies of Canada), and recently retired after 9 years, from the Board of NAV CANADA where he was a founding Director and Chair of the Corporate Governance Committee in the 1.5 $ Billion (CDN) Privatization of Canada’s air traffic control system. Lynn has served on many Vancouver community Boards in fundraising and is past Chair of Crofton House School and a PATRON of SCIENCE WORLD B. C.

Graham C. Dickson
B.Sc. A.R.C.S., Director, President and Chief Executive Officer

Mr. Dickson has been working in the Mining Industry in North America for the last 24 years. Has acted as general manager of a turnkey construction company for gold milling facilities in remote locations, including the Snip Mill for Cominco Ltd., Golden Patricia Mill for Bond Gold and Seabee Mill for Claude Resources. Before joining YNG, Mr. Dickson served in various capacities with BYG Natural Resources Ltd., which had an operating gold mine in the Yukon Territory. Recently as General Manager of the General Contractor Mr. Dickson completed the surface facilities, for Bema Gold’s Julietta mine in Far East Russia, ahead of schedule and under budget.

Dorian L. (Dusty) Nicol
B.Sc. Geo, M.Sc. Geo, CPG, Director and Executive Vice President of Exploration

Mr. Dusty Nicol has over 30 years experience in mineral exploration. He has designed, implemented and managed exploration programs for a variety of commodities (principally gold) in diverse geologic environments throughout the world. When Queenstake acquired the Jerritt Canyon District, Mr. Nicol’s extensive geological experience was a major factor in the acquisition, which was based on his assessment of the untested exploration potential of the property. He has held a number of geological positions with both major and junior mining and exploration companies, including senior positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea. He led Canyon Resources’ programs in Latin America and Castle Exploration’s programs in Central America and Africa. Among other achievements, his initiative led to the recognition of the Santa Rosa and Cana deposits in Panama. He is a member of the Society of Mining Engineers and a fellow of the Society of Economic Geologists.

R. J. (Don) MacDonald
Director and Chair Audit Committee

Mr. Don MacDonald is Senior VP & CFO of NovaGold Resources Inc. and has over 21 years of experience in the mining industry. He has been directly involved in the operation or development of ten mines in North and South America, and the completion of multiple mine financings and mergers and acquisitions transactions totaling over $2 billion. Mr. MacDonald’s experience in the mining industry included Senior VP & CFO of De Beers Canada Mining Inc. (formerly Winspear Diamonds) and Dayton Mining Corporation. Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and he is a chartered accountant.

John R. W. Fox
B.Sc., P. Eng., Director

Mr. John Fox has more than 35 years experience in the design, start-up and operation of mine metallurgical process plants. Mr. Fox has held positions with RTZ, Rustenburg Platinum Mines, Rossing Uranium, Wright Engineers, and as Principal Engineer with both Cominco Engineering Services Ltd. and H.A. Simons Ltd. He has worked on more that 100 mining projects in more than 20 countries from the Ketza River mine in the Yukon , Julietta mine in Russia, Buenaventura’s Uchucchachua in Peru, Teck projects in Ontario and Panama and gold plants in China, Africa, Philippines , Indonesia and the Americas. Mr. Fox is President of Laurion Consulting Inc.

Robert E. (Bob) Chafee
Director and Chair Compensation Committee

Mr. R. E. (Bob) Chafee has been involved in the mining industry since 1957, originally in Elliot Lake, Manitouwadge and Sudbury as well as in Northwestern Quebec, Manitoba, British Columbia and the Yukon. Mr. Chafee is currently Chairman and director of several trucking and contracting companies, Igeacare Systems Inc. - in the health care communications and emergency response field, Etobicoke Ironworks Inc., - in structural steel and scaffolding design and manufacture, Tonolli Canada - in the secondary lead smelting business. In addition he is a director of Hardrock Mining Inc., Tagish Lake Gold Corp., Yukon Nevada Gold Corp., and Andamios Atlas in Mexico. He was formerly CEO and Chairman of Skyway Canada, Matthews Equipment Ltd. and Antamex International Inc.

Neil J. Steenberg
Director and Chair Corporate Governance Committee

A practising lawyer for more than 30 years, Mr. Steenberg has specialized in corporate finance, securities and mining law advising clients on structuring initial public offerings, private placements and other financings as well as mergers and acquisitions and mineral exploration and development agreements.

Mr. Steenberg obatined both his undergraduate degree (B.A. Hons.) in English Literature & History and his law degree (LLB.) at Queen’s University in Kingston, Ontario, Canada. Complementing his corporate law practice Mr. Steenberg has 5 years management and operational experience working as in-house counsel and in senior management positions for a group of eight Canadian junior gold exploration and producing enterprises from 1985 to 1990. He was formerly a Partner and chair of the national corporate finance and securities practice at Gowling Lafleur Henderson, LLP, one of the largest Canadian law firms, from 1994 to 2003. Since November, 2003, Mr. Steenberg has operated a private business law and corporate finance boutique practice in downtown Toronto.

As well as being a board member of YNG, Mr. Steenberg is Secretary and a director of Conquest Resources Limited (TSX

14               Yukon-Nevada Gold Corp. 2007 Annual Report

Board of Directors & Corporate Officers

Venture Exchange - symbol CQR), Secretary of Labrador Iron Mines Holdings Limited (TSX symbol LIR) and Secretary of Coniagas Resources Limited (TSX Venture Exchange - symbol CNY).

Peter Holbek
M.Sc., P.Geo., Director

Mr. Holbek is a geologist with more than 28 years experience in geology, mineral exploration and mine development. He currently runs a consulting company, Viking GeoScience, which provides exploration and evaluation services for the Mining Industry in addition to serving as Vice President, Exploration for Copper Mountain Mining Corp. From 2003 to recently, he served as Vice President, Exploration for Western Keltic Mines and Blackstone Ventures Inc. From 1996 to 2002, he was Vice President, Exploration for Atna Resources Ltd., and has held senior exploration positions with Princeton Mining Corp., Homestake Canada and Esso Minerals Canada Ltd., among others. In addition to extensive exploration experience, Mr. Holbek has been involved in mine operations, mine development and numerous feasibility and prefeasibility studies. He has directed exploration that lead to the discovery of epithermal gold, volcanogenic massive sulphide, and porphyry copper deposits.

Iain Harris
Director

Mr. Harris was President and CEO of AirBC Limited from 1983 to 1995. Prior to that he was Vice President, Finance & Administration with the Jim Pattison Group. He is a former Chairman of Terasen Inc. (formerly BC Gas Inc.) and the Canadian Depository for Securities Ltd. He is also a former director of several companies including International Forest Products Ltd., TELUS Corporation, and Nav Canada. Mr. Harris is a past Chairman of Tourism Vancouver, the Vancouver Board of Trade and the Air Transport Association of Canada. He is also a former director of the Vancouver Foundation and the Forest Alliance of B.C. He is a Governor of the Vancouver Board of Trade and the recipient of the Governor General’s Commemorative Medal in recognition of community and public service.

Peter Bojtos
B.Sc., P.Eng, Director

Mr. Bojtos has over 36 years of international experience in the mining industry from exploration through feasibility study to mine construction, operations and decommissioning. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources, a company that was constructing gold mines in Central America. From 1992 to 1993, he was the President and Chief Executive Officer of Consolidated Nevada Goldfields with operations in the United States. Prior to this, he worked for 12 years in Toronto for Kerr Addison, a Noranda group company. He has also held various positions at mines in West Africa, the United States, and Canada. Since 1995, Mr. Bojtos has been an independent director of several mining and exploration companies. He graduated from the University of Leicester, England (1972).

CORPORATE OFFICERS

Graham H. Scott
B.Sc, M.S., LL.B., Corporate Secretary

Mr. Scott combines 25 years as a resource and corporate finance lawyer with eight years of practical experience as an exploration geologist to give clients expert, balanced advice on all resource-related matters. He represents many Canadian public companies which are listed on the TSX and TSX Venture Exchanges, in addition to clients in the corporate finance business.

Mr. Scott also represents a diverse group of clients in the mining industry, ranging from individual prospectors to multinational mining companies. In such work, Mr. Scott has negotiated and prepared participation and joint venture agreements for properties throughout the world. He has presented papers on securities law and mining law matters and has chaired many legal and industry conferences. Mr. Scott is listed in The Lexpert/ American Lawyer Guide to the Leading 500 Lawyers in Canada, is one of the 230 lawyers world-wide listed in the International Who’s Who of Mining Lawyers and is listed in the The Best Lawyers in Canada.

Christopher G. Oxner
CA, Chief Financial Officer and Assistant Corporate Secretary

Mr. Oxner has 20 years experience in financial accounting. He worked in public practice with KPMG for six years in Nova Scotia, spending four years in the assurance practice and two years in the management consulting practice. He acted as controller for a privately held corporation in British Columbia for six years prior to joining Yukon-Nevada Gold Corp. in May of 2005. Mr. Oxner holds a B. Comm. from Dalhousie University and is a Chartered Accountant.

David Drips
B.Sc. Mining Engineering, Vice President of Mining

Mr. Drips has over 32 years experience in building and operating gold and silver mines, both underground and open pit, throughout the Americas and overseas. Most recently, Mr. Drips was Vice President, Mexico Operations for Endeavour Silver.

Mr. Drips has previously held several senior management positions in mining, including Director General of Plata Panamericana, the Mexican subsidiary of Pan American Silver Corp., where he was responsible for turning around the operating performance of their La Colorada silver mine in Mexico; Director General of Scorpio Mining in Cosala, Mexico where he led the pre-feasibility study and initial development program at the Nuestra Senora project; Vice President and Manager of Operations for American Mine Services in Boulder, Colorado where he managed several mine service divisions; General Manager for Bema Gold Corp. in Magadan, Russia overseeing the construction of the Julietta gold mine; General Manager for Hecla Mining Co. in Venezuela, managing the turnaround of the La Camorra mine into a profitable operating unit; and Founder and President of Intermountain Mine Services and Mineral Resources Engineering, which he built into a $7.5 million per year business.

Yukon-Nevada Gold Corp. 2007 Annual Report        15

Management’s Discussion & Analysis	17
Management’s Responsibility for Financial Reporting	33
Auditors’ Report	34
Consolidated Financial Statements	35
Corporate Directory	65

16               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

For the year ended December 31, 2007
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of March 28, 2008, and is intended to supplement and complement the Company’s audited consolidated financial statements for the year ended December 31, 2007. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 175,233,430 shares outstanding.

OVERALL PERFORMANCE

The Company was formed during the year by the combination of the operations of Queenstake Resources Ltd. (“Queenstake”) and those of YGC Resources Ltd., by way of a Plan of Arrangement. The transaction was completed on June 20, 2007. The Company issued 58,436,531 shares in exchange for 100% of the outstanding common shares of Queenstake to complete the business combination. This transaction increased the share capital of the Company by approximately $89M.

The business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations.

The business acquisition had a material impact on the Company’s balance sheet, and accordingly makes certain components of the Company’s Statement of Operations in 2007 incomparable to 2006. Until June 2007, the Company did not have a producing gold property. The Company recorded its first gold sales in Q3 2007.

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out principally in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The largest single factor in determining profitability and cash flow from the Company’s operations is the price of gold. The average market price of gold during the year 2007 was $680 per ounce, ranging in price from a low of $610 per ounce to a high of $834 per ounce. The Company realized an average price of $732 per ounce on its sales of its gold, produced from its own ore, during the year. The Company does not hedge its production of gold produced from its own ore but does sell gold forward to protect its profits from the production of gold from ore purchased from third parties.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability. The Canadian dollar was stronger against the U.S. dollar in the third quarter of 2007.

Although the pressure of rising development and operating costs with respect to labor, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Yukon-Nevada continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improving on the efficient use of materials and supplies.

There is a shortage of skilled labor in the industry at the present time, and the need to address this concern is a constant for both our production and exploration activities. The corporate culture at Jerritt Canyon has historically acted as a buffer against this shortage and we continue to promote activities and attitudes that enhance this effect. The safety of our workforce continues to be an important focus of senior management, operational management and the workforce as a whole. Compliance with environmental regulations and regulatory authorities is seen as key to the way the Company intends to carry out its business.

Yukon-Nevada Gold Corp. 2007 Annual Report        17

Management’s Discussion and Analysis

JERRITT CANYON

During the year and to the present time the following important developments occurred at the Jerritt Canyon mine site:

  The mill was shut down for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years.
  The mines underwent a sustained program of safety, care and maintenance for similar reasons.
  Key operational management personnel were replaced and a new operational structure initiated.
  Key safety, environmental and operational personnel were empowered.
  Installation and run in of the new bull gear on the ball mill was completed.
  Successful stack testing for mercury emissions was completed on the roasting facility.
  Planning for increased drying capacity is ongoing.
  Planning for increased dry grinding capacity is ongoing.
  Weather protection of the ore storage areas is being completed.

The new bull gear has allowed greater tonnages to be processed during the third and fourth quarters. The full capacity of the ball mill, 4,500 tons per day will be utilized once the upgraded operating permits are in hand. The stack testing recently completed allows the roasters to operate at a rate of 4,100 tons per day.

It is intended to combine the drying and dry grinding circuits and to this end a double rotator grinding mill is presently being sourced. The acquisition and installation of such a circuit will reduce propane consumption and allow for a more efficient use of labor in these areas.

Although increased tonnages and reductions in manpower allowed costs in the third and fourth quarters to be reduced, the effects of the near mine exploration and increased underground development are not expected to have a significant impact on the bottom line for at least another twelve months.

Operating highlights

2007 total
Gold - produced from mined ore (troy ounces)	59,100
Gold – produced from purchased ore (troy ounces)	38,098
Gold – sold from mined ore (troy ounces)	57,514
Gold – sold from purchased ore (troy ounces)	32,602
Gold – produced - total (troy ounces)	97,198
Gold – sold - total (troy ounces)	90,116
Gold sales	$64,460
Cost of gold sold	$48,218
Depreciation, depletion & amortization	$5,731
Accretion	$1,082
Earnings from mine operations	$9,429
Cash provided by operations before change in non-cash working capital	$11,707
Average executed gold price per ounce - produced from mined ore (b)	$739
Cash cost per ounce produced (a)	$416

(a) Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

(b) Executed price per ounce differs slightly from what was realized in the financial statements. As it usually takes approximately 20 days from the date of shipment of gold from Jerritt Canyon until it has been refined to a marketable level of purity by the external refinery, the average price agreed upon for shipments in a time period is referred to as “executed gold price”. This facilitates a comparison of price the Company was able to sell gold to the average price during a given timeframe.

The Company’s 2007 annual gold production rate from Jerritt Canyon met the forecasted rate of 120,000 ounces per annum with 59,100 ounces of gold produced from our own ore in the six months of operation. Gold production is expected to be around 120,000 ounces in 2008 and increase in 2009 and as new projects come on stream.

The Company produced 38,098 ounces of gold from ores purchased from third parties.

18               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

Acquisition of Queenstake:

As mentioned earlier, the acquisition of Queenstake had a material impact on the balance sheet of the Company. Queenstake’s principal asset is the Jerritt Canyon gold mine. This acquisition increased the asset base of the Company by $191,940 and the Company’s total liabilities by approximately $97,464 on June 19, 2007. The impact is illustrated below, on a line-by-line basis, on the balance sheet as of December 31, 2007:

Cash and cash equivalents:

The Company had combined cash and cash equivalents of $41,104 as of December 31, 2007 compared to a balance of $4,342 on December 31, 2006. There was a financing completed in June 2007 that netted approximately $65.5M to the Company’s treasury. This financing closed concurrently with the business combination.

Within days of the closing of the business combination, the Company repaid long-term debt of Queenstake’s, in the amount of approximately $8.1M.

Accounts receivable and prepaid expenses:

The Company had a prepaid expense and accounts receivable balance of $7,778 as of December 31, 2007 compared with a balance of $600 at December 31, 2006. The majority of the 2007 year-end balance is comprised of prepaid expenses and deposits associated with the operation of the Jerritt Canyon gold mine.

inventories:

The Company had $37,995 of inventory as of December 31, 2007. This is entirely attributable to Jerritt Canyon, with approximately $12.5M of Jerritt Canyon gold in various stages of processing. Third party ore accounts for approximately $21.4M of inventory on hand. There was an additional $4.1M of supplies inventory at Jerritt Canyon to support mining and processing operations.

Restricted funds:

Restricted funds balance at Dec31,07 was $36,669 compared with approximately $7,838 at December 31, 2006. Jerritt Canyon’s operations accounted for approximately $28M of this amount, the majority of it being $26,970 in a commutation account as of December 31, 2007. The commutation account is a pool of funds that must be used on reclamation activity at the Jerritt Canyon property in the future.

At December 31, 2007, the Ketza River project accounted for approximately $8.6M of this. Of the $8.6M relating to the Ketza River project, approximately $5.5M is in cash restricted for future exploration, pursuant to terms of the flow-through share agreements from the October 2007 flow-through share financing. The Company posted additional security of approximately $3M in September 2007 to secure a letter of credit issued in favor of the Yukon Territorial Government. This was part of the water licensing process for the Ketza River project.

Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities as of December 31, 2007 was $15,273 compared to $673 as of December 31, 2006. Approximately $13.9M of the accounts payable relates to Jerritt Canyon mining operations with the remaining $1.4M arising from the Ketza River project and general corporate activity.

Payable on third party purchased ore:

The Company had a payable balance on third party purchased ore of $18.8M as of December 31, 2007. The timing of payments relating to this obligation is tied to when the Company actually processes the ore. Management anticipates processing all third-party purchased ore on hand during 2008 and, therefore, extinguishing the payable balance during 2008. (See “Statement of Operations” section of this FINANCIAL OVERVIEW for more on third party ore purchases).

Asset retirement obligation:

The Company had an asset retirement obligation balance of $26.5M as of December 31, 2007. Jerritt Canyon’s asset retirement

Yukon-Nevada Gold Corp. 2007 Annual Report        19

Management’s Discussion and Analysis

obligation was estimated to be approximately $23.7M and the Ketza River project’s asset retirement obligation was estimated to be approximately $2.8M. The Company estimates its asset retirement obligation using information obtained from the governmental surety bonding process in both the Yukon (for the Ketza River project) and in Nevada (for the Jerritt Canyon mine).

Jerritt Canyon Exploration and Gold Reserve Update:

During the year, $7,230 was spent on exploration in the Jerritt Canyon district. About half of this amount was spent on exploration within and adjacent to existing ore bodies and the remainder on exploration for new ore bodies. Four surface reverse circulation drill rigs and one surface diamond drill rig were active on the property during the year. Approximately 20,000 meters were drilled in Q3 & Q4 2007 on the Jerritt Canyon property. Near-mine exploration focused on additions to the Smith-Mahala ore bodies; encouraging results were reported in Yukon-Nevada Gold News Release dated September 24, 2007. Further encouraging results were reported from drilling in the greater Mahala area where exploration efforts are seeking to identify possible new ore bodies between the Smith and SSX Mines.

A significant increase in the reserves at Jerritt Canyon was reported in a news release dated March 3, 2008.

Table 1. JERRIT CANYON RESERVES AT DECEMBER 31, 2007

Deposit / Mine	PROVEN			PROBABLE			TOTAL
	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	-	-	-	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	-	-	-	32.6	0.227	7.4	32.6	0.226	7.4
Subtotal	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7
Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6
TOTAL	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3

Jerritt Canyon’s proven and probable reserves at year-end 2006 were 485,700 ounces of gold. These were depleted by approximately 114,700 ounces as a result of mining during 2007. The current reserve therefore represents an addition of 346,300 ounces.

These reserves are within a newly estimated measured and indicated resource of 1,961,000 ounces of gold at a grade of 0.239 opt (8.19 g/t). The inferred resource at Jerritt Canyon in addition to this is 520,000 ounces of gold at a grade of 0.224 opt (7.68 g/t).

The 2007 year-end reserve estimate was calculated using a gold price of $580 per ounce, reflecting a three-year average gold price. Two factors led to the significant increase to reserve: exploration success which added approximately 225,000 ounces to measured and indicated resource, and decreases in operating costs at Jerritt Canyon which matched with the increased gold price relative to the 2006 year-end estimate allowed a lowering of cut-off grade used in the estimate. The Smith / Mahala Mine exhibited the most significant increase in reserve compared to a year earlier, followed by the SSX Mine and Starvation Canyon deposit.

20               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

KETZA RIVER

During the year, approximately $15,215 was spent on exploration on the Ketza River property; about 50,400 meters were drilled (361 holes) by three diamond drill rigs active on the property during the year. Encouraging results from several zones were reported in news releases during the year These results are both from carbonate-hosted mineralization in the Manto Zones and from vein and breccia mineralization in the Shamrock Zone.

A new resource calculation was reported on March 5, 2008.

Table 1. KETZA RIVER MEASURED & INDICATED RESOURCE AT DECEMBER 31, 2007

Deposit / Mine	MEASURED			INDICATED			MEASURED & INDICATED
	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz
Pit Resources (1 gpt cutoff)
Peel-Break	303.2	7.17	69.8	1,878.6	5.14	310.6	2,181.8	5.42	380.5
Penguin-Lab-Hoodoo	205.2	7.70	50.8	567.7	3.56	65.0	772.9	4.66	115.8
Shamrock (Gully-QB-3m)	182.5	3.65	21.4	519.6	3.58	59.8	702.1	3.60	81.2
Tarn	-	-	-	54.6	4.26	7.5	54.6	4.26	7.5
Subtotal	690.9	6.39	142.0	3,020.5	4.56	442.9	3,711.4	4.90	584.9
U/G Resources (3 gpt cutoff)
Peel-Break	2.0	4.34	0.3	98.9	5.73	18.2	100.9	5.70	18.5
Penguin-Lab-Hoodoo	18.5	6.78	4.0	70.7	5.05	11.5	89.2	5.40	15.5
Shamrock (Gully-QB-3m)	0.8	3.78	0.1	175.8	4.74	26.8	176.6	4.74	26.9
Tarn	-	-	-	3.6	4.92	0.6	3.6	4.92	0.6
Subtotal	21.3	6.43	4.4	349.0	5.09	57.1	370.3	5.17	61.5
Total All Sources	712.2	6.40	146.5	3,369.5	4.61	499.9	4,081.7	4.93	646.4

Permitting continues at Ketza River. The Class A water license for the renewal of mining and milling activities at the site is still being pursued. It is hoped that this license will be received in early 2010 allowing for production of gold at the site to restart in that year. An ongoing pre-feasibility study is expected to be completed by the end of the second quarter 2008.

SILVER VALLEY

Diamond drilling on the Silver Valley silver-lead-gold-copper property was put on hold at the end of May. Drilling to date has focused on the moderate to deep portions of the vein. Drill hole SV-07-62 was the last one drilled, and returned 913.0 g/t Ag and 23.3% Pb over a true thickness of 1.83 meters. This intercept also contained 0.48 g/t Au and 0.9% Cu. Hole SV-07-59 contained three intercepts, including 1170 g/t Ag and 12.9% Pb over a true thickness of 0.67 meters, which also contained 0.72 g/t Au and 1.0% Cu.

Holes drilled to date at Silver Valley are on only one portion of one exposed vein within the geologically prospective project area. A ground geophysical survey was carried to identify extensions of this vein system. Two other ground geophysical grids covered the Silver Rain and Silver Belle targets, 2.25 and 3.75 kilometers southeast of the current area of drilling respectively. An airborne geophysical survey was recently completed over the Silver Valley property, which covers approximately 2,400 hectares.

Yukon-Nevada Gold Corp. 2007 Annual Report        21

Management’s Discussion and Analysis

SELECTED ANNUAL FINANCIAL INFORMATiON

	2007	2006	2005
Gold sales	$64,460	NA	NA
Cost of gold sold	48,218	NA	NA
Gross margin – gold sales	16,242	NA	NA
Depletion, depreciation and amortization	5,731	16	10
Accretion	1,082	145	126
Earnings from mining operations	9,429	(161)	(136)
Net earnings (loss)	(1,899)	(1,189)	(1,193)
Earnings (loss) per share – basic	($ 0.02)	($ 0.02)	($ 0.03)
Weighted average # of shares outstanding	121,434,273	53,147,312	40,991,750
Cash and cash equivalents	$41,104	$5,368	$4,418
Mineral properties	$88,212	$17,566	$10,472
Total assets	$296,167	$31,912	$17,962
Cash flow from operations – before non-cash working capital changes	$11,707	($ 852)	($ 566)

RESULTS OF OPERATIONS

Statement of Operations

The Company had a net loss in 2007 of ($1,899) compared with a net loss of ($1,189) in 2006.

Sales:

The Company had gold sales $64,460 in 2007. The Company sold 57,514 ounces of gold produced from Jerrritt Canyon in 2007. An additional 32,602 ounces of gold were processed and sold from ore purchased from third parties in 2007.

The Company earns a significantly higher profit margin on gold extracted from Jerritt Canyon ore than it does on gold extracted from ore purchased from third parties.

The Company realized approximately $732 per ounce of gold sold, from its own ore, in 2007. Management is encouraged by the increase in the price of gold in the recent past as this will increase our profit margin.

Cost of gold sold and Gross Margin – Mining Operations:

The Company’s cost of gold sold in 2007 was $48,218. This resulted in a gross margin – mining operations of $16,242.

The Company produced gold at a cash cost of $416 per oz in 2007 from Jerritt Canyon ore.

Depreciation and depletion:

The Company had $5,731 of depletion and depreciation in 2007 compared to $19 in 2006. In 2006, the only depreciation on the Company’s statement of operations was for equipment at corporate office. The June 2007 combination with Queenstake added approximately $79.9M of depreciable mill and mining property plant & equipment and an additional $5.2M of depletable mineral properties to the Company’s balance sheet. These assets were depreciated and depleted from June 20, 2007 to December 31, 2007 in accordance with the Company’s accounting policies.

Accretion:

The Company had $1,082 in accretion of asset retirement obligations in 2007 compared to $145 in 2006. The 2006 amount is completely attributable to the Ketza River project. The 2007 balance includes $167 from the Ketza River project and $915 relating to the Jerritt Canyon mine. Accretion expense is driven by the size of the asset retirement obligation associated with the specific projects.

22               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

General and administration:

The Company had $3,550 of general and administration expenses in 2007 compared to $1,225 in 2006. The Company has undergone a significant change in the scale of operations in 2007 compared to 2006. The combination with Queenstake in June 2007 resulted in a significant increase in the administrative activities of the Company. The Company is now conducting daily business in two countries and adhering to regulations in multiple states, provinces and territories in both Canada and the USA.

Stock-based compensation:

Stock-based compensation, a non-cash expense, was $5,563 in 2007 compared to $278 in 2006. The Company issued 6,492,000 stock options in 2007 compared to 640,000 in 2006. The Company underwent a significant change in its operations in 2007 and added 3 directors. A significant grant of stock options was made to provide extra incentive to all involved with the Company to work towards its success. By comparison, 2006 saw very little change in the operations of the Company and its Board of Directors did not change in composition.

The significant increase in stock options granted in 2007 compared with 2006 caused a significant increase in the fair value assigned to these options and expensed through the statement of operations.

Interest and other income:

The Company earned $2,503 of interest and other income in 2007, compared to $377 in 2006. The large increase is the result of two primary factors (1) the Company had a much larger average cash and cash equivalents balance in 2007 compared to 2006 and (2) interest was earned on the commutation account (see earlier “restricted funds” discussion).

Loss on forward gold sales:

The Company purchases ore from third parties and sells forward the estimated contained recoverable gold for future delivery. The timing and quantities of the future contracts are based upon the expected timing of processing of the ore and the consequent availability of the gold to be delivered into the future contracts.

The above activities can lead to the Company incurring a loss when outstanding contracts are marked to market or when contracts are not delivered and instead settled in cash..

In 2007 the Company incurred a loss on derivatives of $4,324. Of that total amount $993 related to outstanding contracts being marked to market and $3,331 related to contracts settled in cash..

Foreign exchange gain:

The Company had a foreign exchange gain for 2007 of $793. On June 30, 2007 the Company adopted the US dollar as its reporting currency. The Canadian dollar is now “foreign currency” to the Company. The gain was a result of the Canadian dollar strengthening against the US dollar from June 30, 2007 to December 31, 2007. The Company had a net Canadian asset position throughout 2007, therefore, a strengthening Canadian dollar results in a foreign exchange gain on the statement of operations.

Yukon-Nevada Gold Corp. 2007 Annual Report        23

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Gold sales	$38,224	$26,236	NA	NA	NA	NA	NA	NA
Cost of gold sold	$28,535	$18,757	NA	NA	NA	NA	NA	NA
Gross margin – gold sales	$9,689	$7,479	NA	NA	NA	NA	NA	NA
Earnings (loss) from mine
operations	$7,304	$3,248	($ 926)	NA	NA	NA	NA	NA
Net earnings (loss)	$2,404	$547	($ 2,490)	($ 2,360)	($ 404)	($ 224)	($ 203)	($ 358)
Earnings (loss) per share
- basic	$0.01	$0.00	($ 0.03)	($ 0.04)	($ 0.01)	($ 0.00)	($ 0.00)	($ 0.01)
Weighted av erage # of
shares outstanding	174,845,767	169,622,435	78,893,333	60,590,466	58,857,710	56,710,213	50,874,682	46,941,768
Cash and cash
equivalents	$41,104	$48,759	$67,122	$8,120	$4,342	$5,365	$5,356	$4,816
Total assets	$296,167	$268,279	$268,198	$36,029	$31,912	$28,805	$28,175	$17,101

FOURTH QUARTER

Gold sales:

The Company realized $38,224 on gold sales during Q4 2007 on sales of 51,140 ounces of gold. Jerritt Canyon ore yielded 31,040 ounces while third party ore yielded 20,100 ounces. The average price realized during Q4 2007 on gold produced from Jerritt Canyon ore was $777 per ounce, while the average price realized during Q4 2007 on gold produced from third party ore was $697 per ounce.

Gross margin – mining operations:

The Company had a gross margin on gold sales of $9,689 in Q4 2007. The cash cost per ounce in Q4 2007 was higher than it was during Q3 2007 due to fewer ounces of gold mined during the quarter, which increases the unit cost. This increase in cost was more than offset by the increase in the price of gold.

Depletion, depreciation and amortization:

The Company had $1,752 in depletion, depreciation and amortization in Q4 2007. This amount reflects changes to the annual depreciation resulting from the finalization of the purchase price allocation to assets and liabilities of Queenstake acquired in June 2007. The impact of the finalization of the purchase price allocation was a downward adjustment in depletion expense and an upward adjustment in depreciation expense. The reduction in depletion exceeded the increase in depreciation.

General and administrative expenses:

The Company incurred $1,184 in general and administrative expenses during Q4 2007 compared with $437 in Q4 2006. The operations of the Company are much more complex in Q4 2007 than they were in 2006. Increased costs associated with administering a business in two countries, the addition of numerous employees along with the increased cost of financial and taxation compliance have all been major factors in the increased cost.

Investment and Other income:

The Company earned $996 of interest income in Q4 2007 compared to $123 in Q4 2006. This is driven by two factors – (1) the Company had a much larger average treasury balance in Q4 2007 than in 2006 and (2) the Company earned interest on the commutation account (restricted funds) in Q4 2007 and had no such fund in 2006 as this was acquired in the Queenstake combination.

Income taxes:

The Company recorded income tax expense of $969 during Q4 2007. The current portion of the income tax of $33 relates to alternative minimum tax payable by one of the Company’s US subsidiary (Queenstake Resources USA Inc.) and $936 relates to future income taxes arising due to timing differences between the tax value and the accounting value of certain assets.

24               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

The Company has recorded a future income tax liability of $28,527 which relates to the accounting value of certain long-lived assets that are in excess of the tax value, net of income tax assets relating to income tax losses carried forward.

Financing activities:

The Company issued 5 million flow-through common shares during Q4 2007 that netted the treasury $10,421 after share issue costs. This is restricted cash that must be spent on qualifying Canadian exploration activity prior to December 31, 2008.

Investing activities:

The Company incurred $11,996 in mineral property expenditures during Q4 2007 that are deferred on the balance sheet as follows:

  Jerritt Canyon exploration expenditures - $4,191
  Jerritt Canyon capitalized mine development - $2,459
  Ketza River project exploration expenditures - $5,346

The Company invested $3,305 in capital assets during Q4 2007. Virtually all capital asset additions were to support the Jerritt Canyon mining operations, with a total of $3,215 spent in Q4 2007.

LIQUIDITY AND CAPITAL RESOURCES

During 2007, the Company had an increase in cash and cash equivalents of approximately $36.7M, resulting from the following cash flows.:

Operating activities:

Net earnings, adjusted for non-cash items, generated positive cash flow to the Company of approximately $11.7M in 2007. Until the acquisition of Queenstake, the Company had yet to generate positive cash-flow from operations.

Approximately $23.5M was used by the change in non-cash working capital from Dec31,06 to Dec31,07, resulting in net cash used in operations of $11.8M.

Financing activities:

During 2007, financing activities increased the Company’s cash balance by approximately $76.5M. The significant financing activities during 2007 were as follows:

  Issuance of common shares in June 2007, net of share issue costs, for cash proceeds of approximately $67.9M
  Issuance of flow-through common shares in October 2007, net of share issue costs, for cash proceeds of approximately $9.7M.
  Issuance of common shares pursuant to stock option and warrant exercises for cash proceeds of approximately $8.9M.
  Repayment of long-term debt assumed on the Queenstake acquisition of approximately $8.1M.

The Company had no long-term debt to service as of December 31, 2007, with the exception of approximately $1.1M of capital leases.

Investing activities:

During 2007, the Company used approximately $33M on investing activity. This activity is crucial to future success of the Company, as the majority of it was spent on (a) Jerritt Canyon exploration (b) Jerritt Canyon mine development, (c) capital assets to support the Jerritt Canyon operation and (d) Ketza River exploration.

Capital resources:

The Company had a treasury balance of $41,104 as of December 31, 2007 which contributed to a working capital balance of $54,383. Management invests excess cash, both Canadian and US dollars, in “banker’s acceptances” and “bearer deposit” notes issued by major Canadian chartered banks.

The Company has not invested in “asset backed commercial paper”.

Yukon-Nevada Gold Corp. 2007 Annual Report        25

Management’s Discussion and Analysis

Management has planned for certain capital expenditures and exploration activity in Jerritt Canyon during 2008 and beyond. The cash on hand as of December 31, 2007 is sufficient, when combined with budgeted operating projections, to finance all planned capital expenditures beyond the next twelve months.

The Company had $5,485 in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet). The Company issued $10M CAD in flowthrough shares in October of 2007 and these funds must be spent on qualifying exploration expenditures in Canada by December 31, 2008. Management anticipates fulfilling this requirement during the first two quarters of 2008, as the Company is still exploring the Ketza River property. Concurrently, the Company has commenced pre-feasibility work on the Ketza River project that is scheduled to be completed near the end of June 2008. The Company has sufficient capital resources on hand in “cash restricted for future exploration” to finance the Ketza River project until at least mid-way through 2008. Future capital requirements will be assessed once the pre-feasibility work has been completed.

OUTLOOK

Jerritt Canyon

During the coming year we can expect production from our own ores to continue at the rate of 120,000 ounces per year and the production of gold from ore purchased from third parties to continue at a rate of 100,000 ounces per year, while recognizing that this amount is heavily dependent on the grade of the ore delivered for purchase.

Unfavorable weather conditions will cease to have a significant impact on production through the drying circuit as we take steps to minimize their possible impact. This impact will still be felt through the first two quarters of the year. Management will continue with the planning of the implementation of the expansion of both the drying and dry grinding circuits.

The hiring of the Vice President of Operations is expected to have a significant overall impact on operations as we move forward in 2008. He will focus on both safety and the environment as he improves the efficiency of the Jerritt Canyon operations.

Significant changes in operational management and the internal promotion of one of our mining engineers to focus on the feasibility study required for the start up of Starvation Canyon are seen as key moves on the path towards production expansion at Jerritt Canyon.

The Company is budgeting to spend approximately $1M per month on exploration in Jerritt Canyon during 2008.

Ketza River

We will continue with the various studies required for the permitting of this project. The internal promotion of one of our mining engineers to focus on the feasibility studies required for the start up of Starvation Canyon and the Ketza River Mine is seen as a key move on the path towards restarting production at the Ketza River mine site. The internal promotion of one of our more experienced employees to become Manager of Employee Training will ensure that we have the qualified employees for this production operation when they are required.

Drilling for metallurgical samples in the areas of the four planned open pits has taken place in the first part of 2008 and geotechnical drilling of the areas for pit wall design is presently being carried out.

Further drilling for expansion and delineation of the proposed open pits will continue through the year, with expenditures of approximately $900K per month until the completion of the pre-feasibility work scheduled to be completed in mid-2008.

Silver Valley

Geophysical work during the third quarter produced very promising results that will enable us to look forward to a very successful exploration season starting in the second quarter of 2008. We do not expect to be drilling on this property before that time.

South Zone, Arizona

Mapping identified some exciting structure that potentially could be very interesting. These structures will be drilled in 2008.

Financing

No equity financing is planned for the year 2008, subject to review if a prime acquisition target presents itself or if management’s assessment of the exploration in Canada requires additional flow-through financing.

26               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

Acquisitions

The corporate strategic plan calls for growth by acquisition of late stage development or operating properties. Several properties and corporations are always being reviewed as part of this process.

Gold prices

The average price of gold in the past 8 quarters is as follows ($US per troy ounce, based on London pm fix):

Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
$ 575	$ 628	$ 622	$ 614	$ 650	$ 667	$ 680	$ 786

Management continues to be encouraged by the price of gold. It has increased significantly since December 31, 2007 closing price of $833.75 per ounce to a high of over $1,000 per ounce. The London pm fix per troy ounce of gold was $934.25 on March 28, 2008

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2007.

COMMITMENTS

Lease Obligations

The Company has the following contractual obligations within the next five years:

		Payments Due by Period
$ thousands	Total	Up to 1 Year	1-2 years	3-4 Years	5 Years and Thereafter
Capital lease obligations	$2,263	$1,053	$1,210	$-	$-
Operating lease obligations	515	227	169	75	44
Total lease obligations	$2,778	$1,280	$1,379	$75	$44

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales.

The following is a reconciliation of cash cost per ounce produced from mined ore to Cost of Gold Sold in the Statement of Operations for 2007:

Cash cost per ounce of gold produced - 2007 : Yukon-Nevada Gold Corp. – Jerritt Canyon Mine

Cost of gold sold – per annual Statement of Operations	$48,218
Less:
Third party ore processing costs included in Cost of gold sold	(20,245)
Operating expense adjustment	(936)
Production royalties	(390)
Refining costs	(85)
Gold inventory cash cost changes required to adjust from cost of sales to cost of production	(1,966)
Total cash cost of gold produced in 2007	$24,596
Gold produced from Jerritt Canyon ore (troy ounces) – 2007	59,100
Cash cost per troy ounce of gold produced – Jerritt Canyon - 2007	$416

Yukon-Nevada Gold Corp. 2007 Annual Report        27

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

The Company paid a total of $123 in 2007 (2006 - $158) for management services to a company owned by the President of the Company. Effective June 1, 2007, the President’s compensation has been included in the “general and administration” category on the statement of operations.

The Company paid a total of $277 in 2007 (2006 – $86) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion and impairment of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination has been completed as of December 31, 2007. The Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

28               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets are evaluated and if future realization is not considered more likely than not a valuation allowance is provided.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Financial instruments

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income, all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. As these standards were adopted on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.

Change in Functional Currency

Prior to April 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency is the US dollar. Concurrent with this change in functional currency, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian GAAP, the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of the June 20, 2007 shares issued associated with the private-placement financing and the plan of arrangement with Queenstake, these two capital stock transactions were translated at the spot rate on June 20, 2007; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income. The magnitude of this translation adjustment was $2,273 as of December 31, 2007.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of the company’s objectives, policies and processes for managing capital, quantitative data about what the company regards as capital and whether the company has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Yukon-Nevada Gold Corp. 2007 Annual Report        29

Management’s Discussion and Analysis

Financial Instruments Presentation and Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosures (CICA 3862) and CICA Handbook Section 3863, Financial Instruments – Presentation (CICA 3863), are effective for interim and annual financial statements beginning on January 1, 2008. CICA 3862 increases the disclosures currently required with the intent of enabling users to evaluate the significance of financial instruments for the company’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which the company is exposed, showing how earnings (loss) and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. CICA 3863 brings forward unchanged the presentation requirements of CICA Handbook Section 3861, Disclosure and Presentation. We have not yet determined the impact of the adoption of these changes on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We continue to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. Under CICA Section 3855 these forward contracts qualify as derivative financial instruments and should be recorded at fair value on the balance sheet, with changes in fair value recorded in the statement of operations. As of December 31, 2007 the Company had entered into forward gold sales contracts to deliver 48,800 ounces of gold at an average price of $814 per ounce with a mark-to-market loss of $993. The fair value is based on the last London pm fixed spot price in December 2007 of $833.75 per ounce.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility:

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

30               Yukon-Nevada Gold Corp. 2007 Annual Report

Management’s Discussion and Analysis

Potentially fallibility of gold reserve and resources estimates:

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project as of December 31, 2007. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years prior to 2007 on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk:

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Department of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine. The Environmental Manager at Jerritt Canyon has been empowered to shut-down any facet of the Jerritt Canyon operation if there is any environmental concern to be addressed.

Safety risk:

The mining business can present some significant safety risks during all phases of project/mine life. The Company has taken steps to mitigate these risks, of which the most significant has been the hiring of David Drips, the Company’s new VP Mining, effective February 4, 2008. Mr. Drips has overseen numerous underground mining operations in the past 15 years in countries with significantly worse mine safety records than the USA and Canada. One of his first orders of business was to take a safety based approach to all aspects of the Jerritt Canyon operation and empowering the Safety Manager at Jerritt Canyon to suspend any facet of the Jerritt Canyon operation if there are safety concerns.

Political risk:

The mining business is subject to political risk, which varies considerably from country to country and, on a lesser scale, from jurisdiction to jurisdiction within a given country. Management has mitigated this risk by limiting its operations to North America. While no jurisdiction is perfect, North America is very politically stable.

Human resource constraints:

The mining business has seen a boom in activity in the past few years due to large commodity price increases for virtually all commodities. This has resulted in a shortage of qualified mining personnel, exploration personnel and contractors for certain mining and exploration services. The Company has mitigated this risk by adopting an attitude of team-building in an effort to make the Company an attractive place to work.

Ability to raise capital:

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the location of future gold-bearing ore bodies.

Exploration for future gold resources and reserves:

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

Yukon-Nevada Gold Corp. 2007 Annual Report        31

Management’s Discussion and Analysis

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of March 28, 2008:

Common Shares Issued and Outstanding	175,233,430

OUTSTANDING EQUITY INSTRUMENTS	# OUTSTANDING	WEIGHTED AVERAGE	WEIGHTED AVERAGE
		EXERCISE PRICE	YEARS TO EXPIRATION
Shareholder Warrants	25,027,132	$ 3.24	3.63
Agents' Options	1,798,725	$ 2.10	1.24
Stock Options	8,904,000	$ 1.73	3.52
Fully diluted Common Shares	210,963,287

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified, in the past, an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and has been mitigated during 2007 and the first quarter of 2008 by adding additional finance staff at the Company’s corporate head office.

With respect to the acquisition of Queenstake, management has documented the financial processes in place but has yet to test them and assess their effectiveness.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the year ending December 31, 2007.There has been no change in the Company’s ICFR during the most recent interim period that has materially affected, or is likely to materially effect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar. com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.

32               Yukon-Nevada Gold Corp. 2007 Annual Report

Financial Statments

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.) (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by external auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

“Graham dickson”	“Christopher Oxner”

Graham Dickson	Christopher Oxner
President and	Chief Financial Officer
Chief Executive Officer

April 1, 2008

Yukon-Nevada Gold Corp. 2007 Annual Report        33

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Yukon-Nevada Gold Corp.

We have audited the consolidated balance sheets of Yukon-Nevada Gold Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations, deficit, comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 20, 2008 except as to Note 22
which is as of March 28, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Balance Sheets
(In thousands of US dollars)

As at December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents (note 4(k))	$41,104	$4,342
Marketable securities	173	1,026
Accounts receivable and prepaid expenses	7,778	600
Inventories (note 8)	37,995	–
Future income taxes (note 16)	1,453	–
	88,503	5,968
Restricted funds (note 9)	36,669	7,838
Property, plant and equipment (note 10)	81,809	540
Mineral properties (note 11)	88,212	17,566
Other assets (note 12)	974	–

	$296,167	$31,912

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$15,273	$673
Payable on purchased ore	18,847	–
Due to related parties (note 13)	–	11
	34,120	684
Other long-term liabilities (note 14)	1,148	–
Asset retirement obligations (note 15)	26,528	1,903
Future income taxes (note 16)	28,527	3,729
	90,323	6,316

Shareholders' equity:
Share capital (note 17(b))	184,720	32,025
Warrants (note 17(c))	20,603	687
Contributed surplus (note 17(d))	8,092	1,155
Accumulated other comprehensive income (loss) (note 17(e))	2,273	(326)
Deficit	(9,844)	(7,945)
	205,844	25,596

	$296,167	$31,912
Commitments and contingencies (note 21)
Subsequent events (note 22)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Graham C. Dickson”	Director	“R.J. MacDonald”	Director

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Operations
(In thousands of US dollars, except for share and per share amounts)

Years ended December 31, 2007 and 2006

	2007	2006

Gold sales	$64,460	$–

Cost of gold sold	48,218	–

Gross margin – mining operations	16,242	–

Depreciation, depletion, and amortization	5,731	16
Accretion	1,082	145

Income (loss) from mine operations	9,429	(161)

General and administration (note 13(b))	3,550	1,228
Stock– based compensation (note 17(d))	5,563	278

Income (loss) from operations	316	(1,667)

Other (loss) income:
Interest and other income	2,503	377
Loss on forward sales arrangements (note 21 (b))	(4,324)	–
Foreign exchange gain	793	–
Interest expense	(218)	–
	(1,246)	377

Loss before income taxes	(930)	(1,290)

Income tax (expense) recovery (note 16)
- Current	(33)	–
- Future	(936)	101

Net loss for the year	$(1,899)	$(1,189)

Loss per share – basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding (basic and diluted)	121,434,273	53,147,312

Consolidated Statements of Deficit
(Expressed in thousands of US dollars)

Years ended December 31, 2007 and 2006
	2007	2006

Deficit, beginning of year	$(7,945)	$(6,756)

Net loss for the year	(1,899)	(1,189)

Deficit, end of year	$(9,844)	$(7,945)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Comprehensive Loss
(In thousands of US dollars)

Years ended December 31, 2007 and 2006

	2007	2006

Net loss for the year	$(1,899)	$(1,189)

Foreign exchange adjustment (note 2)	2,599	(326)

Comprehensive income (loss) for the year	$700	$(1,515)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Cash Flows
(In thousands of US dollars)

Years ended December 31, 2007 and 2006

	2007	2006

Cash provided by (used in):

Operations
Net loss for the year	$(1,899)	$(1,189)
Items not affecting cash:
Depreciation, depletion, and amortization	5,731	16
Accretion	1,082	145
Stock-based compensation	5,563	278
Gain on disposal of asset	(123)	(1)
Reclamation payments	187	–
Unrealized loss on forward sales	993	–
Future income tax expense	936	(101)
Unrealized foreign exchange gain	(763)	–
	11,707	(852)
Change in non cash working capital (note 18(c))	(23,475)	150
	(11,768)	(702)

Investing
Acquisition of Queenstake, net of cash acquired of $2,450 (note 3)	(233)	–
Restricted funds	(1,092)	(5,582)
Short-term investments	936	3,623
Mineral property expenditures	(26,588)	(6,559)
Deferred acquisition costs	(111)	–
Purchase of property, plant and equipment	(6,266)	(376)
Proceeds from sale of assets	123	11
	(33,231)	(8,883)

Financing
Due to related parties	(12)	2
Notes payable	(8,382)	–
Common shares issued for cash	80,346	11,171
Share issue costs	(4,407)	(602)
Common shares issued upon exercise of shareholder warrants	7,654	1,832
Common shares issued upon exercise of agents’ options and warrants	744	1,483
Common shares issued upon exercise of stock options	530	117
	76,473	14,003

Effect of exchange rate changes on cash	5,288	(117)

Increase in cash and cash equivalents	36,762	4,301

Cash and cash equivalents, beginning of year	4,342	41

Cash and cash equivalents, end of year	$41,104	$4,342

Supplemental cash flow information (note 18)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

1.	Nature of operations:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold is currently being produced in Nevada, USA (Jerritt Canyon), acquired on June 20, 2007. There are gold exploration activities being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.	Change in functional and reporting currency:

Prior to July 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency after the acquisition is the US dollar. Concurrent with this change in functional currency, as well as facilitating the comparison of the Company’s financial statements with other gold producing companies in the mining industry, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian generally accepted accounting principles (GAAP), the Company is required to restate all financial statement amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of shares issued on June 20, 2007 associated with the Plan of Arrangement with Queenstake and the private-placement financing, which were translated into US dollars using the Bank of Canada closing $US/$CAD exchange rate on the date of these transactions. The accumulated foreign exchange adjustment resulting from change in the reporting currency of the Company was a $326,086 foreign exchange loss as at December 31, 2006 contained in the “accumulated other comprehensive income (loss)” section of the shareholders’ equity section of the balance sheet. As at December 31, 2007, a $2.3 million foreign exchange gain is included in the “accumulated other comprehensive income (loss)” section of shareholders’ equity.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

2.	Change in functional and reporting currency (continued):

The Company used the temporal method subsequent to the original translation of the consolidated accounts into United States dollars on June 30, 2007. The temporal method requires the Company to translate monetary assets and liabilities denominated in Canadian dollars into US dollars at the closing exchange rate in effect as of December 31, 2007. Non-monetary assets and liabilities are translated from Canadian dollars to US dollars using the historical rates in effect when assets and liabilities were recorded. Items in the statement of operations and statement of cash flows were translated at the average exchange rate for the year ended December 31, 2007, with the exception of depreciation, depletion and amortization and stock-based compensation amounts. The fair value of stock-based compensation was translated at the closing exchange rate on the date the underlying options were granted. Depreciation, depletion, and amortization expense was translated at the historical rate in effect when the assets were recorded.

3.	Business acquisition:

Effective June 20, 2007 the Company acquired 100% of the outstanding common shares of Queenstake. This business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations. These consolidated financial statements include 100% of Queenstake’s operating results for the period from June 20 to December 31, 2007.

The purchase price was calculated as follows:

Purchase price:
Share consideration (58,436,531 shares at C$1.62 per share)	$89,049
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683

$93,676

The purchase price was allocated as follows:

Net assets acquired:
Cash	$2,450
Accounts receivable and prepaid expenses	3,764
Marketable securities	32
Inventories	21,809
Restricted funds	27,589
Property, plant and equipment	79,868
Mineral properties	44,733
Other assets	1,110
Accounts payable and accruals	(45,498)
Future income taxes	(17,419)
Long-term liabilities	(24,762)

$93,676

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

4.	Significant accounting policies:

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances have been eliminated. The subsidiaries and percentage of ownership at December 31, 2007 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%

(b)	Property, plant and equipment:

Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, with a half year of depreciation taken in the year the asset is put into service. Property, plant and equipment used in exploration are depreciated but this charge is deferred on the balance sheet with other exploration expenditures.

Buildings	20 years
Computer hardware and software	3 years
Construction in progress	N/A
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Leasehold improvements	straight-line over the term of the lease
Vehicles	3 - 7 years

(c)	Mineral properties:

The acquisition cost of a mineral property and related exploration expenditures net of any option payments or income tax credits received are deferred until the property is placed into production, is sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production basis over the estimated useful life of the property based on proven and probable reserves following commencement of production or written off if the property is abandoned or sold or determined to be impaired.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

4.	Significant accounting policies (continued):

	(d)	Long-lived assets:

The Company monitors the recoverability of long-lived assets based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

	(e)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to reflect the passage of time (accretion expense) and for changes in estimated future cash flows. Accretion expense is charged to income, while adjustments related to changes in estimated cashflows are recorded as increases or decreases to the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

	(f)	Stock based compensation plan:

The CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock based payments for goods and or services. The Section requires that awards of stock be measured at fair value. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed as stock-based compensation and is credited to contributed surplus. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to contributed surplus. Upon exercise, the proceeds of the options are credited to capital stock at the option price and the fair value of the options, as previously recorded, is reclassified from contributed surplus to capital stock.

The Company has established a stock-based compensation plan as described in note 17(d).

	(g)	Loss per share:

Basic loss per share is the amount of loss for the period available to the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the year.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

4.	Significant accounting policies (continued):

	(g)	Loss per share (continued):

Existing stock options (note 17(d)) and share purchase warrants (note 17(c)) have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share amounts are the same.

	(h)	Income taxes:

The Company has adopted the asset and liability method of accounting for income taxes as outlined in the provisions of CICA Handbook Section 3465, Income Taxes. Under this method, current income taxes are recognized for the estimated taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. A valuation allowance is provided against future income tax assets to the extent that realization is not considered to be more likely than not.

	(i)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The Company will recognize a future income tax liability, with an offset to share capital, when it renounces these expenditures to shareholders.

	(j)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Significant estimates include those relating to mineral properties, including amount of expenditures to be capitalized and estimates required to determine whether impairment of long lived assets is required, asset retirement obligations, the fair valuation of stock options, share purchase warrants and agent's options issued, the recognition of income tax assets and liabilities, and the fair value of assets and liabilities acquired in business combinations. Actual results may differ from those estimates.

	(k)	Cash and cash equivalents:

Cash and cash equivalents includes cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date. The Company does not have any asset backed commercial paper in its short-term investments.

	(l)	Comparative figures:

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

5.	Adoption of new accounting policies:

	(a)	Financial instruments:

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Presentation and Disclosures and Section 3865, Hedges. These standards were adopted on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.

(i )	Comprehensive income:

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (OCI). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments included in cash flow hedges. In accordance with this standard the Company’s financial statements now include a statement of comprehensive income and a new category, accumulated other comprehensive income has been added to the shareholders’ equity section on the balance sheet. Cumulative changes in OCI are included in accumulated other comprehensive income (loss) as disclosed in note 17(e).

(ii)	Financial instruments - recognition and measurement:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for- trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

5.	Adoption of new accounting policies (continued):

(a)	Financial instruments (continued):

(iii)	Hedges:

Section 3865 expands the guidelines provided in Accounting Guideline 13, Hedging Relationships, by specifying the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net income over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income. The ineffective portion is recognized in net income. The amounts recognized in accumulated other comprehensive income are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. The Company currently does not have any designated hedges.

(b)	Mineral properties:

Gold production property - Jerritt Canyon - Nevada, USA

The Company has segregated mineral properties into the following:

(i) Depletable mineral property:

Costs assigned to the reserves of a mineral property are depleted as ore containing gold is mined from the orebody that was included in the last proven and probable reserve calculation.

(ii) Non-depletable mineral property:

Costs assigned to “value beyond proven and probable reserves” are not subject to depletion. Exploration costs are also included in non-depletable mineral property until the costs are either included in the depletable cost base or written off, depending on the future results from the exploration activity.

Mineral properties are carried at cost less accumulated depletion. Cost includes acquisition and related costs, capitalized asset retirement costs, long-term development costs incurred on existing ore bodies, and development costs incurred to further define reserves deemed capable of subsequent commercial production. Depletion of mineral properties including deferred development costs is charged on a units-of- production basis over proven and probable reserves.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

5.	Adoption of new accounting policies (continued):

	(c)	Revenue recognition:

Revenue is recognized when there is pervasive evidence that a metal sale contract exists, delivery to the customer has occurred, legal title has passed and the sales price and timing of payment has been agreed upon with the purchaser.

	(d)	Inventories:

Work-in-process inventories are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of Jerritt Canyon mine property, plant and equipment and mineral properties. Purchased ore is recorded at cost based upon the contracted purchase price, net of an allowance for the Company’s processing charged to a third party. Finished goods inventories are valued at the lower of average production cost and net realizable value. Cost valuations are based on the related three-month period’s average costs. Net realizable value is after a reasonable allowance for sales costs.

Materials and supplies inventories are valued at the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items.

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciations and depletion on Jerritt Canyon mine equipment and mineral properties.

	(e)	Marketable securities:

Marketable securities consist of short-term investments in publicly traded securities or highly liquid interest bearing investment grade instruments with maturities between 91 days and one year at the date of purchase. Marketable securities are carried at fair market value with changes in fair value recorded in accumulated other comprehensive income until realized when the changes are recorded in net income.

6.	Change in accounting policy:

With the acquisition of Queenstake (note 3) the Company elected to change its accounting policy for depreciation to that described in note 4(b) to align with the accounting policy of the acquiree. This change did not have a material impact on the consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

7.	Future accounting changes:

	(a)	Financial Instruments – Recognition and Measurement:

In December 2006, the CICA released new Handbook sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, effective for fiscal years beginning on or after October 1, 2007. Section 3862, describes the required disclosures related to the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements handbook sections 3855, Financial Instruments – Recognition and Measurements; 3863, Financial Instruments – Presentation; and 3865, Hedges. Section 3863 establishes standards for presentation of financial instruments and non financial derivatives. This section complements handbook section 3861, ‘‘Financial Instruments – Disclosure and Presentation’’. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

	(b)	Capital Disclosures:

In December 2006, the CICA released new Handbook section 1535, Capital Disclosures, which establishes standards for disclosing information about a Company’s capital and how it is managed, to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. This section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

	(c)	Inventories:

In June 2007, the CICA released new handbook section 3031, Inventories, effective for fiscal years beginning on or after January 1, 2008. Section 3031 supersedes the existing CICA section 3030, Inventories, and provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

	(d)	Goodwill and Intangible Assets:

In February 2008, the CICA has issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

8.	Inventories:

	2007	2006

Finished goods	$7,749	$–
Stockpiled ore	1,827	–
Purchased ore	21,408	–
Work-in-process	2,962	–
Materials and supplies	4,049	–

	$37,995	$–

All of the Company’s inventories on hand as of December 31, 2007 are located at the Jerritt Canyon mine in Nevada, USA.

9.	Restricted funds:

	2007	2006

AIG commutation account	$27,888	$–
Cash restricted for future exploration in Canada	5,485	7,709
Water use license letter of credit	3,114	–
Cash pledged as security for letters of credit	182	129

	$36,669	$7,838

On June 30, 2003, Queenstake purchased from American Insurance Group (AIG) an environmental risk transfer program (the ERTP) (note 12). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations.

During 2006 and 2007, the Company raised funds by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2006, 2007 and 2008 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at December 31, 2007, the Company has spent the funds relating to the 2006 flow-through share issuances.

Certain short term investments are pledged as security for a letter of credit. The Yukon Territorial Government has a letter of credit with the Company for $3.3 million which was put in place to secure payment of potential reclamation work relating to the Ketza River project.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

10.	Property, plant and equipment:

		2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Jerritt Canyon
mine, USA	$84,948	$4,306	$80,642	$–	$–	$–
Ketza River
project, Canada	1,533	415	1,118	672	173	499
Corporate and
other, Canada	114	65	49	83	42	41

	$86,595	$4,786	$81,809	$755	$215	$540

11.	Mineral properties:

		2007				2006
	Cost	Cost non-	Accumulated	Net book	Cost	Cost non-	Accumulated	Net book
	depletable	depletable	depletion	value	depletable	depletable	depletion	value

Jerritt Canyon
mine, USA	$9,551	$46,782	$2,085	$54,248	$–	$–	$–	$–
Ketza River project,
Canada	–	32,129	–	32,129	–	16,958	–	16,958
Silver Valley project,
Canada	–	1,297	–	1,297	–	159	–	159
Arizona project,
USA	–	519	–	519	–	433	–	433
Other Yukon and
BC projects, Canada	–	19	–	19	–	16	–	16

	$9,551	$80,746	$2,085	$88,212	$–	$17,566	$–	$17,566

(a)	Jerritt Canyon, Nevada:

With the acquisition of Queenstake (note 3), the Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine.

The cost subject to depletion in the Jerritt Canyon mine is depleted as ounces are removed from estimated proven and probable reserves.

The cost not subject to depletion at the Jerritt Canyon property is related to (i) the Value Beyond Proven and Probable reserves of $39.6 million assigned as part of the purchase price allocation and (ii) exploration expenditures incurred at Jerritt Canyon during the year of $7.2 million that were outside of current mine workings.

(b)	Yukon properties:

(i) Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 308 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

11.	Mineral properties (continued):

	(b)	Yukon properties (continued):

(ii) Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

	(c)	Silver Bar, Arizona:

The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper.

	(d)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

	(e)	Other Yukon Base Metals properties:

(i )	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over the next five years and incurring C$150,000 of exploration expenditures in the next five years. Upon exercise of the initial option, Yukon Zinc shall have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties were written down to a nominal amount in 2006 and 2005.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

12.	Other assets:

	2007	2006

Environmental Risk Transfer Program	$974	$–

(a)	Environmental Risk Transfer Program / Reclamation cost cap insurance:

The ERTP that Queenstake purchased from AIG also includes a reclamation and mine closure cost cap insurance policy. The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (note 9). If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum (note 21(c)).

(b)	Pollution legal liability:

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of 20 years commencing June 30, 2003.

13.	Related party transactions:

(a)	Due to related parties:

	2007	2006

Loan from shareholders	$–	$11

The amount showing as due to shareholders at December 31, 2006 was non-interest bearing, unsecured and due on demand.

(b)	Other related party transactions:

During the year, the Company was charged a total of $122,556 (2006 - $157,978) in management fees by a company owned by a director of the Company.

During the year, the Company was charged a total of $277,763 (2006 - $85,664) in legal fees by a law firm in which the corporate secretary of the Company is a partner. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

14.	Other long-term liabilities:

	2007	2006

Capital leases	$2,079	$–
Current portion	(931)	–

	$1,148	$–

The Company has several capital lease obligations with respect to mine equipment in use at Jerritt Canyon (note 10). Future minimum lease payments associated with these capital lease obligations are approximately $1 million per year over the next three years. The lease obligations bear interest at rates between 8 and 9 per cent.

15.	Asset retirement obligations:

	2007	2006

Balance, beginning of year	$1,903	$1,765
Acquisition of Jerritt Canyon property	23,257	–
Accretion expense	1,082	138
Revisions in estimates of liabilities	286	–

Balance, end of year	$26,528	$1,903

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines which the Company assumed with the acquisition of Queenstake is currently estimated at $23.3 million reflecting payments for approximately the next 21 years. The present value of obligations relating to exploration activity in the Yukon properties are currently estimated at $2.9 million (2006 - $1.9 million) reflecting payments for approximately the next 12 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The Company’s total liability for reclamation and closure cost obligations at December 31, 2007 is $26.5 million (2006 - $1.9 million). The undiscounted value of this liability is $60.7 million. An inflation rate assumption of 2% has been used. An accretion expense component of $1.1 million (2006 - $138,000) has been charged to operations in 2007 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a credit adjusted risk free rate of 8%.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

16.	Income taxes:

The Company has income tax loss carry forwards of approximately $22.0 million (2006 - $2.7 million). Of this amount, $14.8 million relating to the Company’s US operations has been recognized as an asset and a valuation allowance has been provided for the remainder. The loss carry forwards, if unused, will expire as follows:

2008 - 2011	$464
2015	826
2016	1,201
2024	3,824
2025	6,769
2026	5,865
2027	3,025

$21,974

The components of future income taxes are as follows:

	2007	2006

Future income tax assets, current:
Non-capital loss carry forwards	$1,453	$–

Future income tax assets, non-current:
Asset retirement obligation	826	666
Non-capital loss carry forwards	11,110	1,201
Share issue costs	2,063	657
Unrealized foreign exchange	694	–
Mineral properties and property, plant and
equipment book less than tax basis	21,033	60
Other	677	–
	36,403	2,584
Valuation allowance	(18,310)	(2,584)
	18,093	–
Future income tax liabilities, non-current:
Mineral properties and property, plant and
equipment book in excess of tax basis	(45,338)	(3,729)
Other	(1,282)	–
	(46,620)	(3,729)
Net future income tax liability, non-current	$(28,527)	$(3,729)

The Company has recorded a valuation allowance against certain of its future income tax assets as management does not believe it is more likely than not that sufficient taxable income will be generated during the carry forward period to realize all the future tax assets.

Combined Federal-Yukon Territory statutory tax rates of between 35% and 37.12% have been used for future tax asset and liability calculations to reflect the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

16.	Income taxes (continued):

During 2007, the Company renounced $3.7 million of CEE to flow-through shareholders in April and an additional $9.0 million of CEE to flow-through shareholders in December. The result of this renunciation was that the “Cumulative Canadian Exploration Expenses” pool of the Company resources was reduced and a $3.9 million future income tax liability was recorded on the date of renunciation.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2007	2006

Net loss before taxes	$(930)	$(1,290)
Federal statutory tax rate	37.12%	37.12%
Tax based on statutory income tax rate	(345)	(479)

Non-deductible expenses	18	–
Share issuance costs	(1,948)	(203)
Non-deductible stock-based compensation	1,933	91
Non-taxable foreign exchange gains	(274)	–
Change in valuation allowance	1,613	–
Change in tax rate and other	64	(332)
Impact of lower foreign taxes	(92)	–
Unrecognized tax assets	–	822

Income tax expense (recovery)	$969	$(101)

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

	Number
In thousands	of shares	Amount

Balance, December 31, 2005	46,643	$19,791

Flow-through shares issued pursuant to brokered private
placement (i)	5,500	7,274
Flow-through shares issued pursuant to non-brokered private
placement (ii)	1,430	1,891
Common shares issued pursuant to non-brokered private
placement (iii)	19	22
Flow-through shares issued pursuant to non-brokered private
placement (iv)	900	1,984
Shares issued upon exercise of shareholder warrants	2,077	1,831
Shares issued upon exercise of agents’ options	1,565	1,018
Shares issued upon exercise of broker warrants	502	464
Shares issued upon exercise of stock options	195	117
Shares issued as partial payment for commission in brokered
private placement (i)	89	–
Shares issued out of treasury to satisfy obligation	30	–
Allocation from warrants relating to the exercise of shareholder
warrants	–	161
Allocation from contributed surplus relating to the exercise of
agents’ options	–	299
Allocation from contributed surplus relating to the exercise of
stock options	–	66
Fair value of agents’ options (i)	–	(116)
Share issue costs	–	(602)
Flow-through share renunciation	–	(2,175)
Balance, December 31, 2006	58,950	32,025

Shares issued for cash, June 2007 private placement (v)	42,352	71,709
Shares issued to Queenstake shareholders, June 2007
business acquisition (vi)	58,437	89,049
Flow-through shares issued, October 2007 private
placement (vii)	5,000	10,192
Shares issued upon exercise of shareholder warrants	8,579	7,654
Shares issued upon exercise of agents’ options and warrants	812	744
Shares issued upon exercise of stock options	993	530
Shares issued to option or pursuant to Silver Valley option
agreement	10	–
Fair value of shareholder warrants exercised	–	720
Fair value of stock options and agents’ options exercised	–	340
Flow through share renunciation	–	(3,902)
Fair value assigned to shareholder warrants, June 2007
private placement (viii)	–	(18,809)
Fair value assigned to agents’ options, June 2007 private
placement (ix)	–	(1,125)
Share issue costs	–	(4,407)
Balance, December 31, 2007	175,133	$184,720

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

(i)

On May 30, 2006, the Company closed a brokered private placement of 5.5 million flow-through common shares at a price of C$1.50 per share. A commission of 6% was paid by a combination of cash and issuance of common shares of the Company. Agents’ options were issued entitling the holder to purchase one common share of the Company for C$1.55 per share until May 30, 2007.

(ii)	On June 14, 2006, the Company closed a non-brokered private placement of 1.4 million flowthrough shares at a price of C$1.50 per common share.

(iii)	On June 14, 2006, the Company closed a non-brokered private placement of 19,231 common shares at a price of C$1.30 per share.

(iv)	On December 21, 2006, the Company closed a non-brokered private placement of 900,000 flowthrough shares at a price of C$2.50 per share.

(v)

On June 20, 2007 the Company closed a private-placement of 42.4 million common share units at a price of C$1.80 per unit. Each unit contains one common share of the Company and one-half of one share purchase warrant that entitles the holder to purchase one common share of the Company for C$3.00. The share purchase warrants expire on June 20, 2012.

(vi)

On June 20, 2007 the Plan of Arrangement to combine the operations of the Company and Queenstake was executed. Pursuant to the Plan of Arrangement, the Company issued one common share for 10 shares of Queenstake for 100% of the outstanding shares of Queenstake, a total of 58.4 million shares. The consideration for each 10 Queenstake shares was valued at C$1.62, the average closing price of the Company’s shares on the TSX before and after the announcement date of March 22, 2007. The value of the shares of the Company issued to Queenstake shareholders has been included in the purchase price consideration (note 3).

(vii)	On October 5, 2007, the Company closed a non-brokered private placement of 5 million flow-through shares at a price of C$2.00 per share.

(viii)

The Company issued 21.2 million share purchase warrants to investors that participated in the private- placement referred to in (i). The fair value of these share purchase warrants using the Black-Scholes pricing model was $18.8 million. The following assumptions have been used to assign a fair value to the share purchase warrants:

Risk-free interest rate	4.25%
Dividend yield	0%
Weighted average expected life of warrants	5
Volatility	79%

(ix)

The Company issued 1.8 million agents’ options to brokers in connection with the brokered portion of the June 20, 2007 private placement. Each agents’ option entitles the holder to purchase one common share of the Company for C$2.10. The agents’ options expire on June 20, 2009. The following assumptions have been used to assign a fair value of $1.1 million to the agents’ options, using the Black-Scholes pricing model:

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

Risk-free interest rate	4.25%
Dividend yield	0%
Weighted average expected life of warrants	2
Volatility	79%

Escrowed Shares:

Of the shares issued at December 31, 2007, 2.4 million shares are held in escrow under the terms of an escrow agreement. These shares are to be released on April 13, 2008.

(c)	Warrants:

	Number
In thousands	of warrants	Amount

Balance, December 31, 2005	10,692	$847

Warrants exercised by shareholders	(2,077)	(160)
Warrants issued upon exercise of agents’ options	727	–
Warrants exercised by brokers	(502)	–
Balance, December 31, 2006	8,840	687

Warrants exercised by shareholders	(8,579)	(721)
Warrants expired	(36)	–
Warrants issued upon exercise of agents’ options	148	–
Warrants exercised by brokers	(373)	–
Warrants issued to Queenstake shareholders, June 2007
business acquisition (i)	3,851	1,828
Warrants issued to shareholders, June 2007 private
placement	21,176	18,809

Balance, December 31, 2007	25,027	$20,603

(i)

Pursuant to the terms of the Plan of Arrangement, the Company issued one share purchase warrant for every 10 Queenstake share purchase warrants outstanding as of the date of the business acquisition, June 20, 2007. The strike price of the Queenstake warrants was multiplied by 10 to calculate the exercise price of the warrants issued by the Company for the Queenstake warrants.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

The fair value of these warrants issued by the Company was assigned a fair value using the Black-Scholes pricing model with the following assumptions:

	January 16,	April 10,
	2009	2012
	expiring	expiring

Risk-free interest rate	4.25%	4.25%
Dividend yield	0%	0%
Weighted average expected life of warrants	1.58	2.81
Volatility	79%	79%

The fair value of the warrants of $1.8 million issued to Queenstake warrant holders has been included as part of the purchase price consideration (note 3).

The following is warrants are outstanding as of December 31, 2007:

		December 31,				December 31,
			2006				2007
	Expiry	Exercise	Number	Warrants	Warrants	Warrants	Number
Units in thousands	date	price (C$)	outstanding	exercised	expired	issued	outstanding

Shareholder warrants	January 31, 2007	2.40	20	–	(20)	–	–
Shareholder warrants	April 13, 2007	1.00	5,724	(5,724)	–	–	–
Shareholder warrants	July 29, 2007	1.00	2,405	(2,405)	–	–	–
Shareholder warrants	August 26, 2007	1.00	466	(450)	(16)	–	–
Shareholder warrants	January 16, 2009	1.80	–	–	–	1,000	1,000
Shareholder warrants	April 12, 2010	5.50	–	–	–	2,851	2,851
Shareholder warrants	June 20, 2012	3.00	–	–	–	21,176	21,176
Broker warrants	April 13, 2007	1.05	194	(246)	–	52	–
Broker warrants	July 29, 2007	1.05	31	(127)	–	96	–

			8,840	(8,952)	(36)	25,175	25,027

(d)	Contributed surplus:

Contributed surplus is comprised of the following:

Balance, December 31, 2005	$949

Stock-based compensation	455
Fair value of agents’ options issued as commission	116
Transfer to share capital for exercise of agents’ options	(299)
Transfer to share capital for exercise and expiration of stock options	(66)
Balance, December 31, 2006	1,155

Stock-based compensation (i)	6,034
Transfer to share capital for exercise of stock and agents’ options	(340)
Fair value of stock options issued to Queenstake option holders	116
Fair value of agents’ options issued with June 2007 private placement	1,127
Balance, December 31, 2007	$8,092

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

(i)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities.

Under the fair value method, the total fair value of the stock based compensation granted to directors, officers and service providers was $6 million in 2007 (2006 - $455,119). Of this amount, $5.6 million is included in expenses on the statement of operations and $471,000 is included in mineral properties (cost allocated to fair value of options granted to Ketza River contractors) and credited to contributed surplus. The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model.

The following assumptions have been used to assign a fair value to stock options granted in the past two years:

Grant date	January 5,	April 3,	June 25,	July 5,	August 10,	November 13,	September 14,
	2007	2007	2007	2007	2007	2007	2007

Risk-free interest
rate	4.14%	4.24%	4.25%	4.72%	4.53%	3.91%	4.14%
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Weighted average
expected life of
options	5	5	5	5	5	5	2
Volatility	84%	81%	79%	78%	78%	77%	78%

Grant Date	January 26,	March 28,	November 10,	December 12,
	2006	2006	2006	2006

Risk-free interest rate	3.0%	3.0%	4.5%	4.13%
Dividend yield	0%	0%	0%	0%
Weighted average
expected life of
options	5	5	5	5
Volatility	97%	90%	84%	85%

Continuity of stock options outstanding for the year ended December 31, 2006 is as follows:

Units in thousands		December 31, 2005				December 31, 2006
		Number of	Stock	Stock	Stock	Number of
	Exercise	stock options	options	options	options	stock options
Expiry date	price (C$)	outstanding	issued	exercised	expired	outstanding

April 13, 2010	$ 0.60	1,400	–	(10)	–	1,390
May 17, 2010	0.60	550	–	(100)	–	450
October 1, 2010	0.60	1,150	–	(35)	–	1,115
January 25, 2011	0.82	–	400	(30)	–	370
March 28, 2011	1.06	–	125	(40)	–	85
November 10, 2011	1.71	–	10	–	–	10
December 12, 2011	2.25	–	105	–	–	105
		3,100	640	(215)	–	3,525

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

Continuity of stock options outstanding for the year ended December 31, 2007 is as follows:

Units in thousands	December 31, 2006				December 31, 2007
		Number of	Stock	Stock	Stock	Number of
	Exercise	stock options	options	options	options	stock options
Expiry date	price (C$)	outstanding	issued	exercised	expired	outstanding

April 13, 2010	0.60	1,390	–	(510)	–	880
May 17, 2010	0.60	450	–	(450)	–	–
October 1, 2010	0.60	1,115	–	(23)	–	1,092
January 25, 2011	0.82	370	–	–	–	370
March 28, 2011	1.06	85	–	(10)	–	75
November 10, 2011	1.71	10	–	–	(10)	–
December 12, 2011	2.25	105	–	–	(30)	75
January 5, 2012	2.77	–	1,275	–	–	1,275
April 3, 2012	1.61	–	65	–	(10)	55
June 25, 2012	1.74	–	500	–	(50)	450
July 5, 2012	1.58	–	500	–	(50)	450
August 10, 2012	1.74	–	3,410	–	–	3,410
September 14, 2009	2.10	–	300	–	–	300
August 17, 2007	3.70	–	15	–	(15)	–
November 13, 2007	2.15	–	5	–	(5)	–
May 12, 2010	2.15	–	360	–	(15)	345
August 23, 2010	2.15	–	10	–	–	10
August 15, 2010	2.20	–	25	–	(25)	–
April 6, 2011	4.20	–	546	–	(30)	516
July 27, 2008	3.85	–	145	–	–	145
July 5, 2009	5.70	–	90	–	–	90
October 25, 2009	5.70	–	97	–	–	97
May 3, 2010	2.25	–	50	–	–	50
November 13, 2012	1.70	–	40	–	–	40

		3,525	7,433	(993)	(240)	9,725

Continuity of agents’ options outstanding for the year ended December 31, 2007:

		December 31,				December 31,
		2006				2007
		Number of	Agents’	Agents’	Agents’	Number of
	Exercise	agents’ options	options	options	options	agents’ options
Expiry date	price (C$)	outstanding	issued	exercised	expired	outstanding

April 13, 2007	0.65	105	–	(105)	–	–
July 28, 2007	0.75	191	–	(191)	–	–
May 30, 2007	1.55	273	–	(142)	(131)	–
June 20, 2009	2.10	–	1,799	–	–	1,799

		569	1,799	(438)	(131)	1,799

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

17.	Share capital (continued):

(e)	Accumulated other comprehensive income (loss):

	2007	2006

Balance, beginning of year	$(326)	$–
Foreign exchange translation adjustments	2,599	(326)

Balance, end of year	$2,273	$(326)

18.	Supplemental information:

(a)	Supplementary information regarding other non-cash transactions:

	2007	2006

Shares issued on acquisition of Queenstake	$89,049	$–
Warrants issued on acquisition of Queenstake	1,828	–
Stock options issued on acquisition of Queenstake	116	–
Stock-based compensation included in mineral properties	471	–

(b)	Operating activities included the following cash payments:

	2007	2006

Interest paid	$217	$–

(c)	Net change in non-cash working capital:

	2007	2006

Accounts receivable and prepaid expenses	$(2,682)	$(130)
Inventories	(15,094)	–
Accounts payable and accrued liabilities	(5,699)	280

	$(23,475)	$150

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

19.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of the end of December 31, 2007 the Company had one gold producing property (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA.

Assets and liabilities held by geographic location are follows:

	2007	2006

Assets:
Canada	$86,288	$31,479
USA	209,879	433

	$296,167	$31,912

Liabilities:
Canada	$12,200	$6,316
USA	78,123	–

	$90,323	$6,316

20.	Financial instruments:

(a)

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, restricted funds, accounts payable and accrued liabilities, payable on purchased ore, forward gold sales contracts, and amounts due to related parties. As noted below, the fair values of these financial instruments approximates their carrying values due to their short-term maturity or their capability of prompt liquidation.

The Company has designated its financial instruments as follows:

(i )	Cash and cash equivalents are classified as “held-for-trading” and are carried at their fair value.

(ii)

Marketable securities are classified as “available-for-sale” and are carried at their fair value with unrealized gains or losses recognized in accumulated other comprehensive income until realized when they will be recognized in income.

(iii)

Accounts payable and accrued liabilities, payable on purchased ore, and other long-term liabilities are classified as "other financial liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Included in other long term liabilities is the mark-to-market loss of $993,000 on forward gold sales contracts classified as held-for-trading derivative instruments.

(b)	Currency risk:

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company’s operating costs and capital expenditures are denominated in Canadian dollars. Monetary assets denominated in Canadian dollars are also exposed to foreign currency fluctuations. These potential fluctuations could have a significant impact on

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

20.	Financial instruments (continued):

	(b)	Currency risk (continued): operating costs and thereby the profitability of the Company. The Company has not hedged any of this foreign currency risk.

	(c)	Commodity price risk:

The profitability of the Company is directly related to the market price of gold because revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has not hedged any of its own gold production. Forward sales contracts are entered into for gold produced under its current tolling arrangements with third parties. Currently these forward contracts are recorded at fair value as they are not designated as hedging instruments, with gains and losses recorded in income.

21.	Commitments and contingencies:

	(a)	Commitments:

Effective July 1, 2007 Queenstake Resources USA, Inc. signed an amended and restated agreement for the purchase and sale of ore and concentrate with a third party. This agreement supersedes the original agreement dated March 29, 2006 and amended December 22, 2006.

Per the terms of this agreement, the Company shall exercise its best efforts to process 1 million tons of ore delivered by Newmont by December 31, 2008.

	(b)	Forward gold sales:

In order to protect its profits from the production of gold from ore purchased from third parties, as of December 31, 2007, the Company had entered into forward gold sales contracts to deliver 48,800 ounces of gold at an average price of $814 per ounce at various dates through to December 31, 2008. This approximates the number of ounces of gold contained in ore purchased from third parties as of December 31, 2007.

	(c)	Legal:

The Company filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the Insurance Company) in United States District Court for the District of Colorado. The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy. The matter has been referred to arbitration.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2007 and 2006

21.	Commitments and contingencies (continued):

	(d)	Joint-venture funding:

As part of the October 9, 2007 Shareholders’ Agreement (the Agreement) entered into with Non-Ferrous International Investment Company Limited, the Company committed to, subject to certain conditions precedent, subscribe for 6 million common shares of joint venture company, 804772 B.C. LTD (joint venture company), at a subscription price of C$0.25 per common share. The total contribution of C$1.5 million will be used for the initial funding of exploration under the newly formed joint venture company.

During February of 2008 the terms of the conditions precedent were met for the Agreement. Under the terms of the Agreement the subscription payment for the 6 million common shares was made and a 50% interest was acquired in the joint venture company.

	(e)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2008	$227
2009	83
2010	86
2011	75
2012	44

$515

22.	Subsequent events:

Subsequent to year-end, the Company:

	-	Issued 100,000 common shares for proceeds of 82,000 pursuant to the exercise of stock options

	-	Granted 500,000 stock options to employees of the Company

Corporate Directory

Board of directors	Transfer Agent	Corporate Office

E. Lynn Patterson	Pacific Corporate Trust Company	Yukon-Nevada Gold Corp.
Chairman	510 Burrard Street, 2nd Floor	490-688 West Hastings Street
	Vancouver BC V6C 3B9	Vancouver BC V6B 1P1
Graham C. Dickson	Canada	Canada
President & Chief Executive Officer	Tel: 604.689.9853	Tel: 604.688.9427
	Fax: 604.689.8144	Fax: 604.688.9426
Dorian L. (Dusty) Nicol	www.pctc.com	www.yukon-nevadagold.com
Executive Vice President of Exploration		yngc@yngc.ca

R. J. (Don) MacDonald	Legal Counsel
Chair Audit Committee		Jerritt Canyon Operations Office
Vector Corporate Finance Lawyers
John R. W. Fox	1040-999 West Hastings Street	Queenstake Resources USA, Inc.
	Vancouver BC V6C 2W2	HC 31 Box 78
Robert E. (Bob) Chafee	Canada	Elko NV 89801
Chair Compensation Committee	Tel: 604.683.1102	USA
	Fax: 604.683.2643	Tel: 775.738.5006
Neil J. Steenberg	www.vectorlaw.com	Fax: 775.758.9231
Chair Corporate Governance Committee

Peter Holbek	Auditors	Whitehorse Office

Iain Harris	KPMG LLP	Yukon-Nevada Gold Corp. &
	777 Dunsmuir Street	Ketza River Holdings
Peter Bojtos	PO Box 10426	105C Platinum Road
	Vancouver BC V7Y 1K3	Whitehorse YT Y1A 5M3
	Canada	Canada
Corporate Officers	Tel: 604.691.3000	Tel: 867.456.4653
	Fax: 604.691.3031	Fax: 867.456.4853
Graham C. Dickson	www.kpmg.com
President & Chief Executive Officer
Annual General Meeting
Dorian L. (Dusty) Nicol	Stock Exchange Listings
Executive Vice President of Exploration		The 2008 Annual General Meeting of
	Toronto Stock Exchange	Stockholders will be held at 10:00 AM on
Graham H. Scott	Symbols: YNG.T	Tuesday, May 27th, 2008 in the Ferguson
Corporate Secretary	YNG.WT	Meeting Room at the Terminal City Club,
837 West Hastings Street, Vancouver, BC,
Christopher G. Oxner	Frankfurt Stock Exchange	Canada.
Chief Finanical Officer & Assistant Corporate	Symbol: NG6
Secretary

David Drips
Vice President of Mining

Yukon-Nevada Gold Corp.

www.yukon-nevadagold.com

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